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03022626

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Truly Int'l Holdings Ltd

*CURRENT ADDRESS

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3700

FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 6/9/03

信利國際有限公司

TRULY INTERNATIONAL HOLDINGS LIMITED


WELCOME
TO USE
TRULY OLED
My Love. mp3
TRULY

ANNUAL REPORT 2002



Contents

	Page(s)
General Information	2
Notice of Annual General Meeting	3
The Chairman's Statement	6
Directors' Report	12
Auditors' Report	16
Consolidated Income Statement	17
Consolidated Balance Sheet	18
Balance Sheet	19
Consolidated Statement of Changes in Equity	20
Consolidated Cash Flow Statement	21
Notes to the Financial Statements	23
Financial Summary	52

General Information

EXECUTIVE DIRECTORS	Lam Wai Wah, Steven *(Chairman)* Wong Pong Chun, James Cheung Tat Sang, James
INDEPENDENT NON-EXECUTIVE DIRECTORS	Ip Cho Ting, Spencer Heung Kai Sing
NON-EXECUTIVE DIRECTOR	Chung Kam Kwong
COMPANY SECRETARY	Ng Sui Wa, Thomas
AUDITORS	Deloitte Touche Tohmatsu Certified Public Accountants 26/F Wing On Centre 111 Connaught Road Central Hong Kong
SHARE REGISTRARS, WARRANT REGISTRARS AND TRANSFER OFFICE	
In Hong Kong	Secretaries Limited G/F Bank of East Asia Habour View Centre 56 Gloucester Road, Wanchai Hong Kong
In the Cayman Islands	Maples and Calder P.O. Box 309 Grand Cayman Cayman Islands British West Indies
BANKERS	Standard Chartered Bank Fortis Bank Citibank, N.A. The Hong Kong and Shanghai Banking Corporation Limited Hang Seng Bank Dao Heng Bank Bank of China (Hong Kong) Limited The Sanwa Bank Limited
REGISTERED OFFICE	P.O. Box 309 Grand Cayman Cayman Islands British West Indies
PRINCIPAL OFFICE	2/F Chung Shun Knitting Centre 1-3 Wing Yip Street Kwai Chung, N.T. Hong Kong

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Chater Room I, Function Room Level (B1), The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Wednesday, 21 May 2003 at 3:00 p.m. for the following purposes:

1. To receive and consider the Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2002.

2. To declare a final dividend for the year ended 31 December 2002.

3. To elect Directors and to authorise the Board of Directors to fix their remuneration.

4. To appoint Auditors and to authorise the Board of Directors to fix their remuneration.

As special business:

5. To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

A. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased by the Directors of the Company pursuant to the approval in paragraph (a) above shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Company in general meeting."

B. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company, and to make or grant offers, agreements and options which might require the exercise of such power, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to *(i)* a Rights Issue (as hereinafter defined), *(ii)* the exercise of any option granted under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of options to subscribe for, or rights to acquire, shares of the Company, or *(iii)* the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company, or any other securities which are convertible into shares of the Company, and from time to time outstanding, shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Company in general meeting; and

"Rights Issue" means an offer of shares or other securities open for a period fixed by the Directors of the Company to holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

C. "THAT the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company be and is hereby extended by adding to the aggregate nominal amount of shares which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company of the powers of the Company to purchase such shares (provided that such amount shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution)."

By Order of the Board

Ng Sui Wa, Thomas
Company Secretary

Hong Kong, 23 April 2003

Notes:

(1) The Register of Members of the Company will be closed from 14 May 2003 to 20 May 2003, both days inclusive, during which period no transfers of shares will be registered.

(2) A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

(3) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power of attorney or other authority, must be lodged at the Company's principal office in Hong Kong at 2nd Floor, Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

(4) Concerning the ordinary resolutions set out in paragraphs 5B and 5C of the above notice, the approval is being sought from members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Directors of the Company have no immediate plans to issue any new shares of the Company.

(5) Concerning the resolutions set out in paragraphs 5A, 5B and 5C of the above notice, an explanatory statement containing information regarding such resolutions will be sent to shareholders with the Company's 2002 Annual Report.

The Chairman's Statement

I am pleased to report to our shareholders that the Group has successfully achieved its earlier commitments on both turnover and profitability in the record year of 2002. Turnover for the year ended 31 December 2002 was HK$857 million (2001: HK$682 million), up by 26%. Profit for the year was increased by 63% to HK$98 million (2001: HK$60 million). The further diversification of the Group's liquid crystal display ("LCD") business in the 3-dimensional basis (namely marketing, production and product development) has contributed to the above-target achievement of the overall performance of the Group.

LCD operation alone recorded a turnover growth of more than 35% to HK$737 million (2001: HK$544 million). Apart from making every effort in increasing our products' market share by the sales personnel and enhancing the productivity via the factory workforce, our veteran and energetic engineering team has proven themselves to be a good working partner with clients' support staff to tackle all sorts of technicality and designing new display solutions. Typical examples include the recently developed organic light emitting displays ("OLED") and other similar interactive multimedia displays such as colour supertwisted nematic ("STN") LCD, thin-film transistor ("TFT") display modules, etc.

The streamlining of the Group's electronic consumer product business was finally completed as at the year end date. There will be no more material write-offs on both product development cost and obsolete inventory. I am confident that with more prudence in product development strategy, this division will have added value to the Group's core LCD operation.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

Liquid Crystal Display

Sales for the year were HK$737 million, which comprised 86% of the Group's turnover. The LCD sales were again a record and the increasing trend has been sustained for seven consecutive years.

The exceptionally brilliant performance of the Group's LCD business in 2002 was a result of our dedicated efforts put in developing new customers and more projects in the past couple of years especially in 2000 and 2001. With the full commercial production of the third LCD production line, the factory-in-charge is free to allocate the production orders from customers of varying requirements to the three production facilities to achieve the optimal production efficiency, manufacturing cost cut down and thus maximal gross profit margin. It is TRULY's philosophy to look for different ways to enhance the productivity and that is the reason why we have this record year results for both turnover and profit as well as for the coming year's projected double digit growth.

Electronic Consumer Products

Sales were slightly decreased by around 13% to HK$120 million, which comprised 14% of the Group's turnover.

The operations of this division have been bottomed out through years of business consolidation and are expected to grow on this solid ground.

Segmental Information

By geographical segments:

	2002 Turnover HK$'000	2001 Turnover HK$'000
The People's Republic of China	213,817	170,172
Hong Kong	115,948	120,750
South Korea	206,426	84,349
Japan	143,657	96,349
Europe	72,370	125,376
Others *(Note 1)*	104,868	85,090
	857,086	682,086

By business segments:

	2002 Turnover HK$'000	2002 Segment result HK$'000	2001 Turnover HK$'000	2001 Segment result HK$'000
Liquid crystal display products	737,257	133,694	544,526	75,710
Electronic consumer products *(Note 2)*	119,829	(13,011)	137,560	4,193
	857,086	120,683	682,086	79,903
Interest income from bank deposits		1,289		2,085
Unallocated other revenue		14		13
Unallocated corporate expenses		(689)		(1,105)
Profit from operations		121,297		80,896

Notes:

1. This category includes sales to countries in North and South Americas, Australia, the Middle East, Africa, the Commonwealth of Independent States and other Asian countries.

2. The operating loss in electronic consumer products segment was mainly a result of loss on write-off of deferred development expenditure (HK$7.7 million) and provision of obsolete inventory (approximately HK$4 million).

Liquidity and Financial Resources

Turnover and profit for the year were increased by 26% and 63% respectively. Earnings per share were accordingly enhanced by approximately 60%.

The Chairman's Statement

Total assets were slightly increased by approximately 9% to HK$1,253 million which comprised HK$544 million of current assets, HK$701 million of fixed assets and HK$8 million of deferred expenditure and other long-term assets. Total liabilities were about HK$371 million, of which HK$307 million were current liabilities and HK$64 million were long term liabilities. The current ratio was maintained at a level of 1.77.

As at 31 December 2002, the total outstanding bank and other borrowings, net of cash and bank balances were about HK$47 million (2001: HK$147 million) and they bear interest at prevailing market rate. The maturity profiles of these borrowings are shown in notes 22 and 23 to the financial statements.

The financial position of the Group was healthy and ready for future capital expansion while keeping a sufficiently high level of cash and bank balances (HK$197 million) together with adequate unutilised banking facilities. The gearing ratio based on bank and other borrowings, net of cash and bank balances was approximately 5%.

Capital expenditure of approximately HK$450 million for the next three years in respect of acquisitions of property, plant and equipment was authorised but not contracted for. Their expected sources of funding will be principally from internal reserves.

General

There was no change to the capital structure of the Group during the year ended 31 December 2002.

The state of the Group's current order books is very encouraging.

Except for investments in subsidiaries and an associate, neither the Group nor the Company had held any material investments during the year.

Additions to fixed assets mainly in plant and machinery were approximately HK$65 million and there were HK$2 million (at net book values) in disposals of fixed assets during the year. As at 31 December 2002, the Group had pledged certain of its leasehold properties and other assets with an aggregate carrying value of around HK$8 million to secure banking facilities.

Around 3,000 workers and staff are currently employed in our Shan Wei factory and approximately 60 personnel in the Group's Hong Kong office. Total staff costs for the year were approximately HK$97 million.

Other than trade bills of around HK$1 million discounted to banks in the ordinary course of business, the Group had no material contingent liabilities. Exposure to fluctuations in exchange rates was minor and properly hedged, if any.

DIVIDENDS

The directors recommend the payment of a final dividend for the year ended 31 December 2002 of 7 HK cents per share (2001: 4 HK cents) which, together with the interim dividend of 5 HK cents per share (2001: 4 HK cents) paid in October 2002, makes a total dividend for the year of 12 HK cents per share (2001: 8 HK cents).

Subject to shareholders' approval in the 2003 Annual General Meeting, the final dividend will be payable on 29 May 2003 to the shareholders whose names appear on the register of members of the Company on 20 May 2003.

CUSTOMERS AND SUPPLIERS

In the year under review, sales to the five largest customers accounted for approximately 31% of the total sales of the Group with the largest one accounting for 11%. The five largest suppliers of the Group together accounted for approximately 36% by value of the Group's total purchases during the year, with the largest one accounting for 10%.

As at 31 December 2002, none of the directors, their associates, or any shareholders which to the knowledge of the directors owned more than 5% of the Company's share capital had any beneficial interests in the Group's five largest customers and/or five largest suppliers mentioned in the preceding paragraph.

OUTLOOK

There is still room for expansion for the Group's LCD business in 2003. The first quarter sales for the Group were around 60% more than the last corresponding period in 2002. Continuously strong business growth was a result of our on-going upgrade in production technique and quality control system, including both Six Sigma and TS16949 (accredited in February 2003 by the authoritative body, Lloyd's Register Quality Assurance) so that our products can penetrate into new and high growth markets such as the automobile display industry.

Full colour and multimedia displays are seen to be the movie star of this decade in display segment. Our next goal is to become one of the region's major players capable of supplying to demands of different classes of customers to satisfy requirements for all walks of life. Our long developed colour STN LCD products have been fully tested by the ultimate consumers to their great satisfaction and bulk orders have been received from our existing buyers for applications in particular of trendy colour display mobile phones, digital cameras, etc.

By the end of the first half year of 2003, the Group will see the birth of a new born baby in its large and well equipped industrial complex. It is known to be the first OLED production facility in China, on which TRULY will continue to establish a concrete base to explore new markets. With comparatively lower cost of capital investment and tested higher performance over display media of similar applications, OLED is believed to repeat the same legends of its family member, namely TFT Displays (widely used in

Computer Monitor and Television Set). By entering into an OLED licensee agreement with the licence holder in the coming months, we expect this operation will benefit the Group's LCD business in 2004 and thereafter.

With the breakthroughs in power consumption technology in TFT applications and the on-going development of the third generation ("3G") telecommunication system, TFT displays will remain a commercially viable and profitable business in the foreseeable future. The Group is in final talk with some multinational TFT panel manufacturers to supply primary finished components. Together with TRULY's outperformed production facilities, we are in a good position to provide total display solutions to these customers.

DIRECTORS AND SENIOR MANAGEMENT

Biographical details of the directors of the Company and senior management of the Group are set out as follows:

Mr. Lam Wai Wah, Steven, aged 50, is the Chairman and Managing Director of the Company. He is the founder of the Group and has over 26 years of experience in the electronics industry. He is primarily responsible for the formulation of the Group's overall strategic planning and business development.

Mr. Wong Pong Chun, James, aged 44, is an Executive Director of the Company. He is responsible for the Group's operations and external affairs. He joined the Group in 1987.

Mr. Cheung Tat Sang, James, aged 47, is an Executive Director of the Company. He is responsible for the sales of the Group's semiconductor products and components. Prior to joining the Group in 1989, he was sales manager for a number of electronics companies for over 10 years.

Mr. Ip Cho-Ting, Spencer, aged 44, is an independent Non-executive Director and a member of the Group's Audit Committee. He is the holder of a Bachelor of Science degree from the University of Wisconsin, Green Bay, U.S.A. Mr. Ip operates his own business in the industrial sector.

Mr. Heung Kai Sing, aged 54, is an independent Non-executive Director and a member of the Group's Audit Committee. He has experience in textile industry.

Mr. Chung Kam Kwong, aged 45, is a Non-executive Director of the Company and the Chairman of the Group's Audit Committee. He is a practising Certified Public Accountant in Hong Kong, a fellow of the Hong Kong Society of Accountants, a Certified Practising Accountant in Australia and a council member of the Macau Society of Certified Practising Accountants. Mr. Chung has extensive experience in accounting and financial management and has been the independent Non-executive Director, management consultant and Company Secretary of a number of listed companies in Hong Kong.

Mr. Cheung Chong Hai, aged 51. Mr. Cheung joined the Group in 1987 and is the General Manager of Truly Semiconductors (Europe) GmbH with main responsibility in the marketing of the Group's LCD products to customers in Europe.

Mr. Ng Sui Wa, Thomas, aged 40, is the Group's Chief Financial Officer and the Finance Director of Truly Semiconductors Limited. He graduated from the University of Hong Kong and is a fellow of the Association of Chartered Certified Accountants. Mr. Ng joined the Group in 1996 and has accumulated in aggregate more than 15 years' experience for working in an international accounting firm and in the commercial sector.

Mr. Li Jian Hua, aged 39, is the Head of the Group's LCD Production Division and an Executive Director of Truly Semiconductors Limited. Mr. Li graduated from the Jilin University of Technology and Engineering Management in 1987 and joined the group in 1989. Prior to joining the Group, he worked in a multinational motor car manufacturer in Guangzhou City, the PRC for almost two years.

Lam Wai Wah, Steven
Chairman

Hong Kong, 11 April 2003

Directors' Report

The directors present their annual report and the audited financial statements for the year ended 31 December 2002.

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. Its subsidiaries are principally engaged in the manufacture and sale of liquid crystal display products and electronic consumer products including calculators, pagers, MP3 players and electronic components.

RESULTS AND APPROPRIATION

The results of the Group for the year ended 31 December 2002 are set out in the consolidated income statement on page 17.

An interim dividend of 5 HK cents per share, amounting to approximately HK$22,213,000, was paid to the shareholders of the Company in October 2002.

The directors now recommend the payment of a final dividend of 7 HK cents per share to the shareholders of the Company whose names appear on the register of members on 20 May 2003, amounting to approximately HK$31,098,000, and the retention of the remaining profit for the year.

SHARE CAPITAL

Details of movements during the year in the share capital of the Company are set out in note 24 to the financial statements.

RESERVES

Details of movements in the reserves of the Group and the Company during the year are set out in the consolidated statement of changes in equity on page 20 and note 25 to the financial statements respectively.

Under the Companies Law (Revised) Chapter 22 of the Cayman Islands, the share premium of the Company is available for paying distributions or dividends to shareholders subject to the provisions of the Company's Articles of Association and provided that immediately following the distribution of dividend, the Company is able to pay its debts as they fall due in the ordinary course of business.

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group acquired plant and machinery amounting to approximately HK$44,329,000 and properties under development amounting to approximately HK$15,396,000 for the purpose of expanding its manufacturing capacity in Shan Wei City, Guangdong Province in the People's Republic of China.

Details of these and other movements in the property, plant and equipment of the Group during the year are set out in note 13 to the financial statements.

Directors' Report

DIRECTORS

The directors during the year and up to the date of this report are as follows:

Executive directors:

Lam Wai Wah, Steven
Wong Pong Chun, James
Cheung Tat Sang, James

Non-executive director:

Chung Kam Kwong

Independent non-executive directors:

Ip Cho Ting, Spencer
Heung Kai Sing

In accordance with Articles 100 and 120 of the Company's Articles of Association, Wong Pong Chun, James and Cheung Tat Sang, James retire and, being eligible, offer themselves for re-election.

The non-executive director and independent non-executive directors are subject to retirement by rotation in accordance with the above articles.

No director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company or its subsidiaries which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' INTERESTS IN SHARES

At 31 December 2002, the interests of the directors in the shares of the Company as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

Name of director	Personal interests Number of shares
Lam Wai Wah, Steven	211,238,000
Wong Pong Chun, James	12,000
Cheung Tat Sang, James	282,000

Save as disclosed above and other than certain nominee shares in subsidiaries held by certain directors in trust for the Company or its subsidiaries, at 31 December 2002, none of the directors or any of their associates had any interests in the securities of the Company or any of its associated corporations as defined in the SDI Ordinance.

SHARE OPTION SCHEME

The Company has a share option scheme under which the directors and employees of the Company and any of its subsidiaries may be granted options to subscribe for shares in the Company. Particulars of the Company's share option scheme are set out in note 30 to the financial statements.

Details of the options granted to certain directors and employees to subscribe for share options in the Company are as follows:

Name	Number of options outstanding at beginning and at end of year
Lam Wai Wah, Steven	6,900,000
Wong Pong Chun, James	6,900,000
Cheung Tat Sang, James	6,900,000
	20,700,000
Others	7,300,000
	28,000,000

No share option was cancelled, lapsed or exercised by the directors and employees during the year.

ARRANGEMENT TO ACQUIRE SHARES OR DEBENTURES

Other than the share option scheme disclosed above, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and none of the directors, nor their spouses or children under the age of 18, had any right to subscribe for the securities of the Company at 31 December 2002, or had exercised any such right during the year.

SUBSTANTIAL SHAREHOLDERS

At 31 December 2002, the register of substantial shareholders maintained by the Company pursuant to Section 16(1) of the SDI Ordinance showed that, other than the directors' interests in shares disclosed above, the Company has not been notified of any interests representing 10% or more of the issued share capital of the Company.

Directors' Report

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's bye-laws, or the laws of Cayman Islands, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

PURCHASES, SALES OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the year.

CORPORATE GOVERNANCE

The Company has complied throughout the year ended 31 December 2002 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

DONATIONS

During the year, the Group made charitable and other donations amounting to approximately HK$6,589,000.

AUDITORS

A resolution will be submitted to the Annual General Meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

LAM WAI WAH, STEVEN
CHAIRMAN

Hong Kong, 11 April 2003

Auditors' Report

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE SHAREHOLDERS OF
TRULY INTERNATIONAL HOLDINGS LIMITED
(incorporated in the Cayman Islands with limited liability)

We have audited the financial statements on pages 17 to 51 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors
The directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion
We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong, 11 April 2003

Consolidated Income Statement

For the year ended 31 December 2002

	NOTES	2002 HK$'000	2001 HK$'000
Turnover	4	857,086	682,086
Cost of sales		(613,421)	(494,606)
Gross profit		243,665	187,480
Other operating income		10,721	13,925
Distribution costs		(31,171)	(27,694)
Administrative expenses		(101,918)	(92,815)
Profit from operations	6	121,297	80,896
Finance costs	7	(10,299)	(16,305)
Share of results of an associate		156	—
Profit before taxation		111,154	64,591
Taxation	10	(12,941)	(4,841)
Profit before minority interests		98,213	59,750
Minority interests		—	326
Profit for the year		98,213	60,076
Dividends	11	39,983	43,401
EARNINGS PER SHARE	12		
Basic		22.1 HK cents	13.8 HK cents
Diluted		21.9 HK cents	13.6 HK cents

Consolidated Balance Sheet

At 31 December 2002

	NOTES	2002 HK$'000	2001 HK$'000
Non-current assets			
Property, plant and equipment	13	700,713	716,887
Intangible assets	14	7,952	12,748
Interest in an associate	16	620	—
Loans receivable	17	—	4,709
		709,285	734,344
Current assets			
Inventories	18	164,387	163,356
Trade and other receivables	19	170,696	153,193
Loans receivable	17	11,057	2,390
Amount due from an associate		1,174	—
Bank balances and cash		196,506	96,490
		543,820	415,429
Current liabilities			
Trade and other payables	21	104,894	62,522
Tax liabilities		22,961	20,219
Obligations under finance leases	22	31,164	42,217
Bank borrowings	23	147,623	167,812
		306,642	292,770
Net current assets		237,178	122,659
Total assets less current liabilities		946,463	857,003
Non-current liabilities			
Obligations under finance leases	22	8,312	33,792
Bank borrowings	23	56,440	—
		64,752	33,792
Minority interests		590	590
		882,301	823,801
Capital and reserves			
Share capital	24	44,425	44,425
Reserves		837,876	779,376
		882,301	823,801

The financial statements on pages 17 to 51 were approved and authorised for issue by the Board of Directors on 11 April 2003 and are signed on its behalf by:

LAM WAI WAH, STEVEN	WONG PONG CHUN, JAMES
DIRECTOR	*DIRECTOR*

Balance Sheet

At 31 December 2002

	NOTES	2002 HK$'000	2001 HK$'000
Non-current assets			
Interests in subsidiaries	15	314,255	315,659
Current asset			
Bank balances and cash		48	129
Current liabilities			
Accrued charges		59	88
Trust receipt loan		413	1,212
		472	1,300
Net current liabilities		(424)	(1,171)
		313,831	314,488
Capital and reserves			
Share capital	24	44,425	44,425
Reserves	25	269,406	270,063
		313,831	314,488

LAM WAI WAH, STEVEN
DIRECTOR

WONG PONG CHUN, JAMES
DIRECTOR

Consolidated Statement of Changes in Equity

For the year ended 31 December 2002

	Share capital HK$'000	Share premium HK$'000	Special reserve HK$'000	Capital redemption reserve HK$'000	Negative goodwill HK$'000	Exchange reserve HK$'000	Retained profits HK$'000	Total HK$'000
THE GROUP								
At 1 January 2001	43,349	233,287	990	82	996	1,298	509,063	789,065
Exchange differences arising on translation of overseas operations not recognised in the income statement	—	—	—	—	—	(16)	—	(16)
Issue of shares under share option scheme	1,076	17,001	—	—	—	—	—	18,077
Net profit for the year	—	—	—	—	—	—	60,076	60,076
Dividends paid	—	—	—	—	—	—	(43,401)	(43,401)
At 1 January 2002	44,425	250,288	990	82	996	1,282	525,738	823,801
Exchange differences arising on translation of overseas operations not recognised in the income statement	—	—	—	—	—	270	—	270
Net profit for the year	—	—	—	—	—	—	98,213	98,213
Dividends paid	—	—	—	—	—	—	(39,983)	(39,983)
At 31 December 2002	44,425	250,288	990	82	996	1,552	583,968	882,301

The special reserve represents the difference between the nominal value of the shares of the subsidiaries acquired and the nominal value of the Company's shares issued for the acquisitions.

The retained profits of the Group included retained profit of HK$120,000 (2001: HK$Nil) attributable to an associate of the Group.

Details of the reserves of the Company are shown in note 25 to the financial statement.

Consolidated Cash Flow Statement

For the year ended 31 December 2002

	2002 HK$'000	2001 HK$'000
OPERATING ACTIVITIES		
Profit from operations	121,297	80,896
Adjustments for:		
Interest income	(1,289)	(2,085)
Gain on acquisition of amount due to a minority shareholder	—	(4,745)
Amortisation of deferred development expenditure	897	7,218
Amortisation of intangible assets, other than deferred development expenditure	202	139
Impairment of deferred development expenditure	—	4,800
Loss on write-off of deferred development expenditure	7,708	—
Depreciation and amortisation of property, plant and equipment	78,722	79,178
Loss on disposal of property, plant and equipment	2,353	70
Operating cash flows before movements in working capital	209,890	165,471
(Increase) decrease in inventories	(1,031)	32,712
(Increase) decrease in trade and other receivables	(17,498)	26,012
Increase in amount due from an associate	(1,174)	—
Increase (decrease) in trade and other payables	42,094	(31,050)
Effect of realignment of foreign exchange rate	(901)	133
Cash generated from operations	231,380	193,278
Hong Kong Profits Tax paid	(7,313)	(238)
PRC Enterprise Income Tax paid	(1,059)	—
Overseas tax paid	(1,791)	(2,455)
NET CASH FROM OPERATING ACTIVITIES	221,217	190,585
INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(64,972)	(102,273)
Acquisition of intangible assets	(4,011)	(5,999)
Loans advanced	(3,958)	(5,215)
Acquisition of investment in an associate	(500)	—
Interest received	1,284	2,277
Proceeds from disposals of property, plant and equipment	127	193
Acquisition of minority shareholders' advance	—	(55)
NET CASH USED IN INVESTING ACTIVITIES	(72,030)	(111,072)

Consolidated Cash Flow Statement

For the year ended 31 December 2002

	2002 HK$'000	2001 HK$'000
FINANCING		
New bank borrowings raised	545,449	478,140
Repayment of bank borrowings	(501,649)	(555,617)
New borrowings raised from finance leases	7,182	78,976
Repayment of obligations under finance leases	(43,715)	(41,540)
Interest paid on bank borrowings	(7,462)	(10,865)
Interest paid on obligations under finance leases	(2,559)	(6,214)
Issue of shares under option scheme	—	18,077
Dividend paid	(39,983)	(43,401)
NET CASH USED IN FINANCING	(42,737)	(82,444)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	106,450	(2,931)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	88,261	91,320
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	1,115	(128)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	195,826	88,261
ANALYSIS OF THE BALANCE OF CASH AND CASH EQUIVALENTS		
Cash and cash equivalents as previously reported	—	(32,455)
Effect of reclassification of trust receipt loans and short term bank loans	—	120,716
Cash and cash equivalents as restated	—	88,261
Being:		
Bank balances and cash	196,506	96,490
Bank overdrafts	(680)	(8,229)
	195,826	88,261

1. GENERAL

The Company was incorporated in the Cayman Islands on 17 October 1990 under the Companies Law (Revised) Chapter 22 of the Cayman Islands as an exempted company. The Company is a public limited company with its shares listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company acts as an investment holding company. Its subsidiaries are principally engaged in the business of manufacture and sale of liquid crystal display products and electronic consumer products including calculators, pagers, MP3 players and electronic components.

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. Adoption of these SSAPs has led to a number of changes in the Group's accounting policies. The revised accounting policies are set out in note 3. In addition, the adoption of these SSAPs has resulted in a change in the format of presentation of cash flow statement and the inclusion of a statement of changes in equity. Comparative amounts for the prior year have been restated in order to achieve a consistent presentation.

Foreign currencies

The revisions to SSAP 11 "Foreign Currency Translation" have eliminated the choice of translating the income statements of overseas subsidiaries and associates at the closing rate for the period, the policy previously followed by the Group. They are now required to be translated at an average rate. This change in accounting policy has not had any significant effect on the results for the current or prior accounting periods.

Cash flow statements

In the current year, the Group has adopted SSAP 15 (Revised) "Cash Flow Statements". Under SSAP 15 (Revised), cash flows are classified under three headings — operating, investing and financing, rather than the previous five headings. Interest received is now classified as investing cash flows. Interest paid and dividends paid are now classified as financing cash flows. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities. In addition, the amounts presented for cash and cash equivalents have been amended to exclude short-term loans that are financing in nature. Cash flows of overseas subsidiaries and operations have been re-translated at the rates prevailing at the dates of the cash flows rather than the rate of exchange ruling on the balance sheet date. The re-definition of cash and cash equivalents has resulted in a restatement of the comparative amounts shown in the cash flow statement.

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE — continued

Employee benefits

In the current year, the Group has adopted SSAP 34 "Employee Benefits", which introduces measurement rules for employee benefits, including retirement benefit plans. Because the Group's only participates in defined contribution retirement benefit schemes, the adoption of SSAP 34 has not had any significant impact on the financial statements of the Group for the current or prior periods.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention.

The financial statements have been prepared in accordance with accounting policies generally accepted in Hong Kong. The principal accounting policies adopted are set out below:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisitions prior to 1 January 2001 continues to be held in reserves and will be credited to income at the time of disposal of the relevant subsidiary.

Negative goodwill arising on acquisitions on or after 1 January 2001 is presented as a deduction from assets. To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

3. SIGNIFICANT ACCOUNTING POLICIES — continued

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Interest in an associate

The consolidated income statement includes the Group's share of the post-acquisition results of its associate for the year. In the consolidated balance sheet, interest in an associate is stated at the Group's share of the net assets of the associate less any identified impairment loss.

Revenue recognition

Sale of goods is recognised when goods are delivered and title has passed.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Income from properties under operating leases is recognised on a straight-line basis over the relevant lease term.

Property, plant and equipment

Property, plant and equipment, other than properties under development, is stated at cost less depreciation and amortisation, and any identified impairment losses.

Depreciation is provided to write off the cost of plant and equipment, other than properties under development, over their estimated useful lives, using the reducing balance method, at the following rates per annum:

Furniture and fixtures	15% to 50%
Plant and machinery	15% to 40%
Motor vehicles	25% to 45%

The cost of buildings is depreciated over the shorter of forty years or the terms of the respective leases, using the straight line method. The cost of leasehold land is amortised over the remaining unexpired terms of the respective leases using the straight line method.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

3. SIGNIFICANT ACCOUNTING POLICIES — *continued*

Properties under development

Land and buildings in the course of development for production are carried at cost, less any identified impairment losses. Depreciation of these assets, on the same basis as other property within property, plant and equipment, commences when the assets are ready for their intended uses.

Deferred development expenditure

Expenditure on research activities is recognised as an expense in the year in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight line basis over its useful life at 25% per annum.

Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

Trademarks and technical know-how

Costs incurred in the registration of trademarks and expenditure on acquiring rights to technical know-how are capitalised and amortised on a straight line basis over their estimated useful lives at 20% to 25% per annum.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, is calculated using the first-in, first-out method. Net realisable value represents the estimated selling price less estimated costs to completion and the estimated costs necessary to make the sale.

3. SIGNIFICANT ACCOUNTING POLICIES — continued

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Leased assets

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalised at their fair values at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant lease so as to produce a constant periodic rate of charge on the remaining balances of the obligations for each accounting period.

All other leases are classified as operating leases and the rentals payable or receivable are charged or credited to the income statement on a straight line basis over the relevant lease term.

Foreign currencies

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in currencies other than Hong Kong dollars are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in net profit or loss for the period.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at the rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Retirement benefit costs

Payments to the defined contribution retirement benefit schemes are charged as an expense as they fall due.

4. TURNOVER

Turnover represents the net proceeds received and receivable on the sale of goods during the year, and is analysed as follows:

	2002 HK$'000	2001 HK$'000
Sales of liquid crystal display products	**737,257**	544,526
Sales of electronic consumer products	**119,829**	137,560
	857,086	682,086

5. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group is currently organised into two operating divisions — liquid crystal display ("LCD") products and electronic consumer products. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

LCD products — manufacture and distribution of LCD products

Electronic consumer products — manufacture and distribution of electronic consumer products

Segment information about these businesses is presented below:

2002

	LCD products HK$'000	Electronic consumer products HK$'000	Eliminations HK$'000	Consolidated HK$'000
REVENUE				
External sales	737,257	119,829	—	857,086
Inter-segment sales	1,070	—	(1,070)	—
Total revenue	738,327	119,829	(1,070)	857,086

Inter-segment sales are charged at cost.

5. BUSINESS AND GEOGRAPHICAL SEGMENTS — continued

2002

	LCD products HK$'000	Electronic consumer products HK$'000	Eliminations HK$'000	Consolidated HK$'000
RESULT				
Segment result	133,694	(13,011)	—	120,683
Interest income from bank deposits				1,289
Unallocated other revenue				14
Unallocated corporate expenses				(689)
Profit from operations				121,297
Segment finance costs	(6,417)	—	—	(6,417)
Unallocated finance costs				(3,882)
Share of results of an associate	—	156	—	156
Profit before taxation				111,154
Taxation	(11,012)	(1,929)	—	(12,941)
Profit before minority interests				98,213
Minority interests				—
Profit for the year				98,213

BALANCE SHEET

	LCD products HK$'000	Electronic consumer products HK$'000	Consolidated HK$'000
ASSETS			
Segment assets	722,067	530,370	1,252,437
Interest in an associate	—	620	620
Unallocated corporate assets			48
Consolidated total assets			1,253,105
LIABILITIES			
Segment liabilities	240,399	47,038	287,437
Unallocated corporate liabilities			83,957
Consolidated total liabilities			371,394

5. BUSINESS AND GEOGRAPHICAL SEGMENTS — continued

2002

OTHER INFORMATION

	LCD products HK$'000	Electronic consumer products HK$'000	Consolidated HK$'000
Capital additions	35,420	33,563	68,983
Depreciation and amortisation	52,768	27,053	79,821
Loss on write-off of deferred development expenditure	—	7,708	7,708

2001

	LCD products HK$'000	Electronic consumer products HK$'000	Eliminations HK$'000	Consolidated HK$'000
REVENUE				
External sales	544,526	137,560	—	682,086
Inter-segment sales	1,166	—	(1,166)	—
Total revenue	545,692	137,560	(1,166)	682,086

Inter-segment sales are charged at cost.

	LCD products HK$'000	Electronic consumer products HK$'000	Eliminations HK$'000	Consolidated HK$'000
RESULT				
Segment result	75,710	4,193	—	79,903
Interest income from bank deposits				2,085
Unallocated other revenue				13
Unallocated corporate expenses				(1,105)
Profit from operations				80,896
Segment finance costs	(13,703)	—	—	(13,703)
Unallocated finance costs				(2,602)
Profit before taxation				64,591
Taxation	(3,789)	(1,052)	—	(4,841)
Profit before minority interests				59,750
Minority interests				326
Profit for the year				60,076

5. BUSINESS AND GEOGRAPHICAL SEGMENTS — continued

2001

BALANCE SHEET

	LCD products HK$'000	Electronic consumer products HK$'000	Consolidated HK$'000
ASSETS			
Segment assets	593,563	551,372	1,144,935
Unallocated corporate assets			4,838
Consolidated total assets			1,149,773
LIABILITIES			
Segment liabilities	202,945	60,719	263,664
Unallocated corporate liabilities			62,898
Consolidated total liabilities			326,562

OTHER INFORMATION

	LCD products HK$'000	Electronic consumer products HK$'000	Consolidated HK$'000
Capital additions	80,604	27,668	108,272
Depreciation and amortisation	59,853	26,682	86,535
Impairment loss recognised as expenses	—	4,800	4,800

5. **BUSINESS AND GEOGRAPHICAL SEGMENTS — continued**

Geographical segments

The turnover of the Group, analysed by geographical segments, is as follows:

	Revenue by geographical segments	
	2002	2001
	HK$'000	HK$'000
The People's Republic of China (the "PRC")	**213,817**	170,172
Europe	**72,370**	125,376
Hong Kong	**115,948**	120,750
Japan	**143,657**	96,349
South Korea	**206,426**	84,349
Others	**104,868**	85,090
	857,086	682,086

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment and intangible assets	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
The PRC	**839,141**	821,532	**63,392**	89,972
Hong Kong	**393,471**	304,011	**5,133**	17,489
Europe	**8,909**	14,002	**300**	147
Others	**11,584**	10,228	**158**	664
	1,253,105	1,149,773	**68,983**	108,272

6. PROFIT FROM OPERATIONS

	2002 HK$'000	2001 HK$'000
Profit from operations has been arrived at after charging (crediting):		
Depreciation and amortisation on:		
Owned assets	61,038	58,803
Assets held under finance leases	17,684	20,375
	78,722	79,178
Staff costs, inclusive of directors' remuneration		
Salaries and other benefits	98,258	86,403
Retirement benefits scheme contributions	2,507	1,125
Less: amount capitalised as deferred development expenditure	(3,715)	(5,578)
	97,050	81,950
Amortisation of deferred development expenditure included in cost of sales	897	7,218
Amortisation of intangible assets, other than deferred development expenditure, included in administrative expenses	202	139
Auditors' remuneration	1,021	1,117
Gain on acquisition of amount due to a minority shareholder	—	(4,745)
Impairment of deferred development expenditure included in administrative expenses	—	4,800
Interest income from bank deposits	(1,289)	(2,085)
Loss on disposal of property, plant and equipment	2,353	70
Loss on write-off of deferred development expenditure	7,708	—
Net foreign exchange gain	(3,879)	(1,359)
Operating lease rental income net of outgoing of HK$Nil (2001: HK$Nil)	(450)	(503)
Operating lease rental in respect of		
— rented premises	1,860	1,338
— other equipment	389	245

7. FINANCE COSTS

	2002 HK$'000	2001 HK$'000
Interest on:		
Bank borrowings wholly repayable within five years	7,844	7,552
Finance leases	2,455	8,753
	10,299	16,305

8. DIRECTORS' REMUNERATION

	2002 HK$'000	2001 HK$'000
Directors' fees:		
Executives	—	—
Non-executive	50	50
Independent non-executives	40	40
Other emoluments paid to the executive directors:		
Salaries and other benefits	5,104	5,718
Performance related incentive payments	8,596	12,282
Contributions to retirement benefit scheme	72	72
	13,862	18,162

During the year, directors' emoluments amounting to HK$Nil (2001: HK$2,276,000) were capitalised as deferred development expenditure.

Emoluments of the directors were within the following bands:

	2002 Number of directors	2001 Number of directors
Nil to HK$1,000,000	3	3
HK$1,500,001 to HK$2,000,000	1	—
HK$2,000,001 to HK$2,500,000	1	1
HK$2,500,001 to HK$3,000,000	—	1
HK$9,500,001 to HK$10,000,000	1	—
HK$13,000,001 to HK$13,500,000	—	1

9. EMPLOYEES' EMOLUMENTS

Of the five individuals with the highest emoluments in the Group, three (2001: three) were directors of the Company whose emoluments are set out in note 8 above. The emoluments of the remaining two (2001: two) individuals were as follows:

	2002 HK$'000	2001 HK$'000
Salaries and other benefits	1,980	2,276
Performance related incentive payments	2,000	—
Contributions to retirement benefit scheme	36	36
	4,016	2,312

Their emoluments were within the following bands:

	2002 Number of employees	2001 Number of employees
HK$1,000,001 to HK$1,500,000	1	2
HK$2,500,001 to HK$3,000,000	1	—

10. TAXATION

	2002 HK$'000	2001 HK$'000
The charge comprises:		
Hong Kong Profits Tax		
— Provision in current year	11,389	5,258
— Overprovision in prior years	(58)	(2,780)
Overseas taxation	1,574	2,363
Share of tax on results of an associate	36	—
	12,941	4,841

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profits for the year.

10. TAXATION — continued

Pursuant to the relevant laws and regulations in the PRC, one of the Company's PRC subsidiaries, 信利半導體有限公司, is entitled to exemption from PRC enterprise income tax for the first two years commencing from its first profit-making year of operation and thereafter, this PRC subsidiary will be entitled to a 50% relief from PRC enterprise income tax for the following three years. The year ended 31 December 2001 is the company's first profit making year. No provision for PRC enterprise income tax has been made for other PRC subsidiaries as these subsidiaries have no assessable profit for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

Details of the potential deferred tax charge not provided for the year are set out in note 26.

11. DIVIDENDS

	2002 HK$'000	2001 HK$'000
Final dividend proposed in respect of the year ended 31 December 2001 of 4 HK cents (2000: 6 HK cents) per share	17,770	26,009
Interim dividend paid in respect of the year ended 31 December 2002 of 5 HK cents (2001: 4 HK cents) per share	22,213	17,392
	39,983	43,401

The final dividend in respect of the year ended 31 December 2002 of 7 HK cents per share had been proposed by the directors and is subject to approval by the shareholders in the forthcoming annual general meeting.

12. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2002 HK$'000	2001 HK$'000
Earnings for the purposes of basic and diluted earnings per share	98,213	60,076

12. EARNINGS PER SHARE — *continued*

	2002 Number of shares	2001 Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	444,259,527	435,960,078
Effect of dilutive potential ordinary shares — share options	3,756,804	5,817,800
Weighted average number of ordinary shares for the purposes of diluted earnings per share	448,016,331	441,777,878

13. PROPERTY, PLANT AND EQUIPMENT

	Properties under development HK$'000	Land and buildings HK$'000	Furniture and fixtures HK$'000	Plant and machinery HK$'000	Motor vehicles HK$'000	Total HK$'000
THE GROUP						
COST						
At 1 January 2002	30,260	332,016	53,490	765,832	9,910	1,191,508
Currency realignment	—	—	153	1	4	158
Additions	15,396	1,939	2,443	44,329	865	64,972
Disposals	—	—	(462)	(16,247)	(204)	(16,913)
At 31 December 2002	45,656	333,955	55,624	793,915	10,575	1,239,725
DEPRECIATION AND AMORTISATION						
At 1 January 2002	—	46,648	29,955	391,296	6,722	474,621
Currency realignment	—	—	99	—	3	102
Provided for the year	—	9,764	3,925	63,794	1,239	78,722
Eliminated on disposals	—	—	(285)	(13,944)	(204)	(14,433)
At 31 December 2002	—	56,412	33,694	441,146	7,760	539,012
NET BOOK VALUES						
At 31 December 2002	45,656	277,543	21,930	352,769	2,815	700,713
At 31 December 2001	30,260	285,368	23,535	374,536	3,188	716,887

13. PROPERTY, PLANT AND EQUIPMENT — continued

	THE GROUP	
	2002 HK$'000	2001 HK$'000
The net book value of the Group's property interests shown above comprises:		
Leasehold properties in Hong Kong held under medium term leases	8,479	8,733
Leasehold properties in the PRC held under medium term leases	269,064	276,635
	277,543	285,368
Properties under development in the PRC held under medium term leases	45,656	30,260
	323,199	315,628

The net book value of plant and machinery includes an amount of HK$100,208,000 (2001: HK$119,123,000) in respect of assets held under finance leases.

14. INTANGIBLE ASSETS

	Deferred development expenditure HK$'000	Technical know-how HK$'000	Trademarks HK$'000	Total HK$'000
THE GROUP				
COST				
At 1 January 2002	102,539	1,610	2,125	106,274
Additions	3,715	—	296	4,011
Written off in the year	(87,802)	(1,610)	—	(89,412)
At 31 December 2002	18,452	—	2,421	20,873
AMORTISATION				
At 1 January 2002	90,242	1,610	1,674	93,526
Provided for the year	897	—	202	1,099
Eliminated on written off	(80,094)	(1,610)	—	(81,704)
At 31 December 2002	11,045	—	1,876	12,921
NET BOOK VALUES				
At 31 December 2002	7,407	—	545	7,952
At 31 December 2001	12,297	—	451	12,748

15. INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	2002	2001
	HK$'000	HK$'000
Unlisted investments, at cost	64,002	64,002
Amounts due from subsidiaries	250,253	251,657
	314,255	315,659

The directors confirmed that the amounts due from subsidiaries are unsecured, interest free and are not repayable within the next year and accordingly, the amounts are shown as non-current.

Details of the subsidiaries at 31 December 2002 are set out in note 33.

16. INTEREST IN AN ASSOCIATE

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Share of net assets	620	—

Particulars of the associate at 31 December 2002 are as follow:

Name of associate	Form of business structure	Country of incorporation	Principal place of operation	Class of shares held	Percentage of issued share capital held by the Group	Principal activities
Fast Clean (Korea) Ltd.	Incorporated	South Korea	South Korea	Ordinary	50%	Trading in electrical consumer products

17. LOANS RECEIVABLE

	THE GROUP	
	2002 HK$'000	2001 HK$'000
Interest bearing *(note a)*	2,835	2,825
Non-interest bearing *(note b)*	8,222	4,274
	11,057	7,099
Less: Amount receivable within one year shown under current assets	(11,057)	(2,390)
Amount receivable after one year	—	4,709

Notes

a. The amount is unsecured, bears interest at 7% per annum and is repayable on 30 October 2003.

b. The non-interest bearing loans are unsecured and repayable in 2003.

18. INVENTORIES

	THE GROUP	
	2002 HK$'000	2001 HK$'000
Raw materials	45,825	49,582
Work in progress	77,156	77,246
Finished goods	41,406	36,528
	164,387	163,356

Included above are work in progress of HK$2,393,000 (2001: HK$4,585,000) and finished goods of HK$1,610,000 (2001: HK$2,527,000) which are carried at net realisable values.

19. TRADE AND OTHER RECEIVABLES

The Group has a policy of allowing an average credit terms ranging from 30 to 90 days to its trade customers.

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Aged analysis of trade receivables:		
Within 60 days	96,012	74,736
61 to 90 days	18,743	13,535
More than 90 days	16,627	15,172
	131,382	103,443
Other receivables, deposits and prepayments	39,314	49,750
	170,696	153,193

20. LOANS TO OFFICERS

Included in trade and other receivables are loans to officers, particulars of the loans disclosed pursuant to Section 161B of the Hong Kong Companies Ordinance are as follows:

Officer	*Terms of loan*	*Balance at 31.12.2002* HK$	*Balance at 1.1.2002* HK$	*Maximum amount outstanding during the year* HK$
C. K. Poon (Technical Manager)	Unsecured, interest free and repayable on demand	—	600,000	600,000
S.W. Ng Thomas (Company Secretary)	Unsecured, interest free and repayable on demand	—	958,000	958,000

21. TRADE AND OTHER PAYABLES

	THE GROUP	
	2002 HK$'000	2001 HK$'000
Aged analysis of trade payables:		
Within 60 days	66,724	26,765
61 to 90 days	9,532	9,035
More than 90 days	8,427	4,722
	84,683	40,522
Other payables and accrued charges	20,211	22,000
	104,894	62,522

22. OBLIGATIONS UNDER FINANCE LEASES

	Minimum lease payments		Present value of minimum lease payments	
	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000
Within one year	32,415	45,521	31,164	42,217
In the second to fifth year inclusive	8,539	34,985	8,312	33,792
	40,954	80,506		
Less: Future finance charges	(1,478)	(4,497)		
Present value of lease obligations	39,476	76,009	39,476	76,009
Less: Amount due for settlement within one year shown under current liabilities			(31,164)	(42,217)
Amount due for settlement after one year			8,312	33,792

It is the Group's policy to lease certain of its machinery and equipment under finance leases. The average lease term is 2 to 4 years. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

23. BANK BORROWINGS

	THE GROUP 2002 HK$'000	2001 HK$'000
Bank loans	79,578	60,650
Trust receipt loans	119,485	96,773
Bank overdrafts	680	8,229
Mortgage loans	4,320	2,160
	204,063	167,812
Secured	4,320	2,160
Unsecured	199,743	165,652
	204,063	167,812
The maturity profile of the bank borrowings is as follows:		
On demand or within one year	147,623	167,812
More than one year, but not exceeding two years	28,940	—
More than two years, but not exceeding five years	27,500	—
	204,063	167,812
Less: Amount due within one year shown under current liabilities	(147,623)	(167,812)
	56,440	—

24. SHARE CAPITAL

	2002 Number of shares	2001 Number of shares	2002 HK$'000	2001 HK$'000
Ordinary shares of HK$0.1 each				
Authorised:				
At 31 December	500,000,000	500,000,000	50,000	50,000
Issued and fully paid:				
At 1 January	444,259,527	433,499,527	44,425	43,349
Issue of shares under share option scheme	—	10,760,000	—	1,076
At 31 December	444,259,527	444,259,527	44,425	44,425

25. RESERVES

	Share premium HK$'000	Special reserve HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Total HK$'000
THE COMPANY					
At 1 January 2001	233,287	17,409	82	1,779	252,557
Issue of shares under share option scheme	17,001	—	—	—	17,001
Profit for the year	—	—	—	43,906	43,906
Dividends paid	—	—	—	(43,401)	(43,401)
At 1 January 2002	250,288	17,409	82	2,284	270,063
Profit for the year	—	—	—	39,326	39,326
Dividends paid	—	—	—	(39,983)	(39,983)
At 31 December 2002	250,288	17,409	82	1,627	269,406

The special reserve of the Company represents the difference between the net book values of the underlying assets of the Company's subsidiaries acquired at the date on which the shares of these companies were acquired by the Company, and the nominal amount of the Company's shares issued for the acquisitions.

Under the applicable laws of the Cayman Islands, the share premium of the Company is available for paying distributions or dividends to shareholders subject to the provisions of its Memorandum or Articles of Association and provided that immediate following the distribution or dividend the Company is able to pay its debts as they fall due in the ordinary course of business. At the balance sheet date, in the opinion of the directors, the Company's reserves available for distribution to shareholders amounted to HK$269,324,000 (2001: HK$269,981,000).

26. UNPROVIDED DEFERRED TAXATION

At the balance sheet date, the major components of the unprovided deferred tax liabilities (assets) are as follows:

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Tax effect of timing differences because of:		
Excess of tax allowances over depreciation	21,080	21,067
Tax losses	(1,670)	(2,488)
Other timing differences	640	1,006
	20,050	19,585

No provision for deferred taxation has been recognised in the financial statements in respect of the timing differences arising during the year as in the opinion of the directors, it is not expected that the potential deferred taxation liability will reverse in the foreseeable future, after taking into account of the Group's medium term financial plans and projections. In addition, the directors expect the Group will have the following capital expenditure:

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Capital expenditure for the next three years in respect of acquisition of property, plant and equipment authorised but not contracted for	450,000	400,000

The amount of the unprovided deferred tax (credit) charge for the year is as follows:

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Excess of tax allowances and depreciation	13	1,478
Tax losses utilised	818	16
Other timing differences	(366)	(1,709)
	465	(215)

The Company did not have any significant unprovided deferred taxation for the year or at the balance sheet date.

27. CONTINGENT LIABILITIES

	THE GROUP	
	2002 HK$'000	2001 HK$'000
Export bills discounted with recourse	1,002	1,151

	THE COMPANY	
	2002 HK$'000	2001 HK$'000
Guarantees given to banks in respect of banking facilities utilised by subsidiaries	203,650	166,600

28. OPERATING LEASE COMMITMENTS

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	THE GROUP	
	2002 HK$'000	2001 HK$'000
Within one year	1,380	1,073
In the second to fifth year inclusive	918	309
	2,298	1,382

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases are negotiated for an average term of two years with fixed rentals.

29. CAPITAL COMMITMENTS

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of:		
Land and buildings	2,265	1,403
Plant and equipment	70,209	3,902
	72,474	5,305

30. SHARE OPTION SCHEME

In accordance with the Company's Share Option Scheme (the "Old Scheme"), which was adopted pursuant to an ordinary resolution passed on 11 July 1991, the Board of Directors of the Company may grant options to eligible employees, including executive directors of the Company and its subsidiaries, to subscribe for shares in the Company. Pursuant to an extraordinary resolution passed on 22 May 2001, the Old Scheme was terminated and a new Share Option Scheme (the "Scheme") was adopted.

At 31 December 2002, the number of shares in respect of which options were outstanding under the Scheme was 28,000,000 (2001: 28,000,000), representing 6.3% (2001: 6.3%) of the shares of the Company in issue at that date.

The purpose of the Scheme is to motivate employees of the Group and to allow them to participate in the growth of the Company. The maximum number of shares in respect of which options may be granted under the Scheme is not permitted to exceed 10% of the share capital of the Company in issue from time to time. The maximum number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the aggregate number of Shares for the time being issued and issuable under the Scheme. Any participants who accepts an offer of the grant of an option in accordance with the terms of the Scheme shall pay to the Company HK$1.00 by way of consideration for the grant thereof within a period of 30 days from the date on which an option is offered to the participant. The option is exercisable at any time following the date of grant until 21 May 2011. The Scheme has a life of 10 years and will expire on 22 May 2011.

The directors noted that an announcement was issued by the Stock Exchange on 23 August 2001 to introduce certain amendments to Chapter 17 (Equity Securities — Share Schemes) of The Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") and that such amendments became effective on 1 September 2001.

30. SHARE OPTION SCHEME — continued

Prior to 1 September 2001, the exercise price is determined by the directors of the Company at a price not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of offer of the options or the nominal value of the shares, whichever is the higher. With effect from 1 September 2001, the exercise price is determined by the directors of the Company, and will not be less than the higher of the closing price of the Company's shares on the date of grant, and the average closing prices of the shares for the five business days immediately preceding the date of grant.

As the existing Scheme no longer complies with the amended rules in the Listing Rules governing share schemes, no further option can be granted under the Scheme from 1 September 2001 unless the grant complies with the amended Chapter 17 of the Listing Rules. Nevertheless, options previously granted under the Scheme will continue to be exercisable in accordance with the Scheme.

The following tables disclose details of the Company's share options held by the employees (including directors) and movements in such holdings during the year.

2002

Date granted	Exercisable period	Exercise price HK$	Balance at 1.1.2002	Granted during year	Exercised during year	Lapsed during year	Balance at 31.12.2002
Directors:							
16 July 2001	17 July 2001 to 21 May 2011	2.196	20,700,000	—	—	—	**20,700,000**
Employees:							
16 July 2001	17 July 2001 to 21 May 2011	2.196	7,300,000	—	—	—	**7,300,000**
			28,000,000	—	—	—	**28,000,000**

30. SHARE OPTION SCHEME — continued

2001

Date granted	Exercisable period	Exercise price HK$	Balance at 1.1.2001	Granted during year	Exercised during year (Note)	Lapsed during year	Balance at 31.12.2001
Directors:							
23 July 1996	23 October 1996 to 23 October 2001	1.680	9,950,000	—	(9,950,000)	—	—
26 July 1999	26 October 1999 to 10 July 2001	1.864	3,775,000	—	—	(3,775,000)	—
5 January 2001	6 April 2001 to 10 July 2001	2.412	—	14,700,000	—	(14,700,000)	—
16 July 2001	17 July 2001 to 21 May 2011	2.196	—	20,700,000	—	—	20,700,000
Employees:							
23 July 1996	23 October 1996 to 23 October 2001	1.680	3,610,000	—	(810,000)	(2,800,000)	—
26 July 1999	26 October 1999 to 10 July 2001	1.864	4,225,000	—	—	(4,225,000)	—
5 January 2001	6 April 2001 to 10 July 2001	2.412	—	5,300,000	—	(5,300,000)	—
16 July 2001	17 July 2001 to 21 May 2011	2.196	—	7,300,000	—	—	7,300,000
			21,560,000	48,000,000	(10,760,000)	(30,800,0000)	28,000,000

Note: The options were exercised in January and from June to October 2001. The market prices of the shares on the exercise dates ranged from HK$1.65 to HK$3.35.

31. RETIREMENT BENEFITS SCHEME

All the staff in Hong Kong of the Group are required to join the Mandatory Provident Fund Scheme. The Group is required to contribute 5%, while the employees are required to contribute 5% of their salaries to the scheme.

According to the relevant laws and regulations in the PRC, the PRC subsidiaries are required to contribute a certain percentage of the salaries of their employees to the state-managed retirement benefit scheme. The only obligation of the Group with respect to the retirement benefit scheme is to make the required contributions under the scheme.

During the year, the retirement benefits scheme contributions are HK$2,507,000 (2001: HK$1,125,000).

32. PLEDGE OF ASSETS

At 31 December 2002, the Group had pledged certain of its leasehold properties and other properties, plant and equipment with an aggregate carrying value of HK$8,230,000 (2001: HK$8,477,000) to secure banking facilities granted to the Company's subsidiaries.

33. PARTICULARS OF SUBSIDIARIES

Name of subsidiary	Place of incorporation or registration/ operation	Nominal value of issued and fully paid ordinary share capital/ registered capital	Proportionate equity interest of the Group		Principal activities
			Directly	Indirectly	
Fast Clean Limited	Hong Kong	HK$100	—	60%	Trading in electric toothbrush
Truly Electronics Manufacturing Limited	Hong Kong	HK$1,000,010	100%	—	Trading in electronic calculators
Truly Electrical Products Company Limited	Hong Kong	HK$100	—	60%	Inactive
Truly GSM Technologies Limited	Hong Kong	HK$100	—	94%	Inactive
Truly Industrial Limited	Hong Kong	HK$872,894	—	100%	Trading in electronic components
Truly Semiconductors (Europe) GmbH	Germany	DM50,000	—	100%	Trading in liquid crystal display products
Truly Semiconductors Limited	Hong Kong	HK$1,000	—	100%	Trading in liquid crystal display products
Truly Telecommunications Company Limited	Hong Kong	HK$1,000	—	100%	Trading in pagers
Truly (USA) Inc.	United States of America	US$20,000	100%	—	Marketing of electronic calculators
信利電子有限公司*	PRC	RMB226,456,216	—	100%	Manufacture of electronic calculators and pagers
信利半導體有限公司*	PRC	RMB192,411,681	—	100%	Manufacture of liquid crystal display products

33. PARTICULARS OF SUBSIDIARIES — continued

Name of subsidiary	Place of incorporation or registration/ operation	Nominal value of issued and fully paid ordinary share capital/ registered capital	Proportionate equity interest of the Group		Principal activities
			Directly	Indirectly	
汕尾市信益房地產開發有限公司*	PRC	RMB24,323,788	—	100%	Property holding
潔齒亮(汕尾)有限公司# (Formerly known as 信利電器(廣東)有限公司)	PRC	RMB8,265,100	—	60%	Manufacture of electric toothbrush

* wholly-foreign owned enterprise

\# sino-foreign equity joint venture

None of the subsidiaries had any debt capital outstanding at 31 December 2002 or at any time during the year.

Financial Summary

For the year ended 31 December 2002

RESULTS

	Year ended 31 December				
	1998	1999	2000	2001	**2002**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
Turnover	540,225	495,545	712,496	682,086	**857,086**
Cost of sales	(377,424)	(329,792)	(506,578)	(494,606)	**(613,421)**
Gross profit	162,801	165,753	205,918	187,480	**243,665**
Other operating income	5,420	5,274	11,143	13,925	**10,721**
Distribution costs	(21,358)	(34,686)	(38,220)	(27,694)	**(31,171)**
Administrative expenses	(64,768)	(67,378)	(80,043)	(92,815)	**(101,918)**
Profit from operations	82,095	68,963	98,798	80,896	**121,297**
Gain on disposal of land and buildings	—	12,145	—	—	**—**
Finance costs	(23,351)	(12,846)	(14,726)	(16,305)	**(10,299)**
Share of results of an associate	—	—	—	—	**156**
Profit before taxation	58,744	68,262	84,072	64,591	**111,154**
Taxation	(3,027)	(5,222)	(3,684)	(4,841)	**(12,941)**
Profit before minority interests	55,717	63,040	80,388	59,750	**98,213**
Minority interests	49	35	31	326	**—**
Profit for the year	55,766	63,075	80,419	60,076	**98,213**

ASSETS AND LIABILITIES

	At 31 December				
	1998	1999	2000	2001	**2002**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
Total assets	948,669	980,908	1,189,559	1,149,773	**1,253,105**
Total liabilities	(256,339)	(237,931)	(400,758)	(326,562)	**(371,394)**
Minority interests	199	233	264	590	**590**
Shareholders' funds	692,529	743,210	789,065	823,801	**882,301**

信利國際有限公司
TRULY INTERNATIONAL HOLDINGS LIMITED


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二零零二年年



	頁次
一般資料	2
股東週年大會通告	3
主席報告書	6
董事會報告書	12
核數師報告書	16
綜合收益表	17
綜合資產負債表	18
資產負債表	19
綜合權益變動表	20
綜合現金流量表	21
財務報表附註	23
財務資料概要	52

一般資料

執行董事	林偉華*（主席）* 黃邦俊 張達生
獨立非執行董事	葉祖亭 香啟誠
非執行董事	鍾錦光
公司秘書	吳瑞華
核數師	德勤。關黃陳方會計師行 執業會計師 香港 干諾道中111號 永安中心26樓
股份及認股權證過戶登記處	
香港	秘書商業服務有限公司 香港 灣仔 告士打道56號 東亞銀行港灣中心地下
開曼群島	Maples and Calder P.O. Box 309 Grand Cayman Cayman Islands British West Indies
往來銀行	渣打銀行 華比富通銀行 花旗銀行 香港上海滙豐銀行有限公司 恒生銀行 道亨銀行 中國銀行（香港）有限公司 三和銀行
註冊辦事處	P.O. Box 309 Grand Cayman Cayman Islands British West Indies
主要辦事處	香港 新界葵涌 永業街1至3號 忠信針織中心2樓

股東週年大會通告

茲通告本公司謹定於二零零三年五月二十一日星期三下午三時正假座香港中環干諾道中3號麗嘉酒店地下低層1樓宴會廳 Chater I 舉行股東週年大會，以討論下列事項：

1. 省覽本公司截至二零零二年十二月三十一日止年度之財務報表及董事會與核數師之報告書。

2. 宣派截至二零零二年十二月三十一日止年度之末期股息。

3. 選舉董事並授權董事會釐定董事酬金。

4. 委聘核數師並授權董事會釐定彼等之酬金。

作為特別事項：

5. 考慮並酌情通過下列普通決議案：

   A. 「**動議**：

      (a) 在下文(b)段規限下，全面及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司一切權力購買本公司股本中之股份；

      (b) 本公司董事會根據上文(a)段所述批准購買之股份總面值不得超過本公司於通過本決議案當日之已發行股本總面值10%，故上述批准須受相應限制；及

      (c) 就本決議案而言，「有關期間」指由通過本決議案之日至下列日期止之期間（以較早者為準）；

         (i) 本公司下屆股東週年大會結束；

         (ii) 法例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；及

         (iii) 於股東大會上通過本公司之普通決議案撤銷或修訂本決議案給予之授權。」

   B. 「**動議**：

      (a) 在下文(c)段規限下，全面及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司一切權力配發、發行及處理本公司股本中之額外股份，以及作出或授予可能須行使此項權力之售股建議、協議及購股權；

(b) 上文(a)段所述之批准將授權本公司董事會於有關期間內作出或授予可能須於有關期間終結後始行使此項權力之售股建議、協議及購股權；

(c) 本公司董事會根據上文(a)段所述批准所配發或同意有條件或無條件予以配發(不論是否根據購股權而配發)之股份總面值(並非根據(i)配售新股(定義見下文)、(ii)行使任何根據當時就向本公司及／或其任何附屬公司之僱員授予或發行可認購本公司股份之購股權或購入本公司股份之權利而採納之購股權計劃或類似安排所授購股權或(iii)根據本公司發行之認股權證或可兑換本公司股份之任何其他證券之條款行使當時尚未行使之認購權或換股權而配發者)不得超過本公司於通過本決議案當日之已發行股本總面值20%，故上述批准須受相應限制；及

(d) 就本決議案而言：

「有關期間」指由通過本決議之日至下列日期止之期間(以較早者為準)：

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；及

(iii) 股東於股東大會上通過本公司之普通決議案撤銷或修訂本決議案給予之授權；及

「配售新股」指本公司董事會於其指定之期間內向於指定記錄日期名列本公司股東名冊之本公司股份持有人按彼等當時之持股比例提呈發售股份或其他證券之建議(惟本公司董事會有權就零碎權益或就顧及香港以外地區之法例或任何認可監管機構或任何證券交易所之規定而產生之任何限制或責任而作出彼等認為必須或恰當之豁免或其他安排)。」

C. 「**動議**擴大本公司董事會獲給予行使本公司權力配發、發行及處理本公司股本中額外股份之授權，除根據該項全面授權所配發或同意有條件或無條件予以配發之股份總面值外，加入本公司在本公

司董事會行使本公司購回股份權力之情況下購回之本公司股本中股份總面值，惟數額不得超過本公司於通過本決議案當日之已發行股本總面值10%。」

承董事會命

公司秘書
吳瑞華

香港，二零零三年四月二十三日

附註：

(1) 本公司將由二零零三年五月十四日至二零零三年五月二十日(首尾兩日包括在內)暫停辦理股份過戶登記。

(2) 凡有權出席上述會議及於會上投票之股東均可委派一名或以上之代表代其出席會議，並於進行表決時代其投票。受委代表毋須為本公司股東。

(3) 代表委任表格及授權簽署該表格之授權書或其他授權文件(指如有而言)或經公證人證明之授權文件副本最遲須於會議(或其任何續會)指定舉行時間48小時前送達本公司在香港之主要辦事處(地址為香港新界葵涌永業街1－3號忠信針織中心2樓)，方為有效。

(4) 有關上述通告第5B段及第5C段所載普通決議案方面，本公司現遵照香港聯合交易所有限公司證券上市規則尋求股東給予全面授權。本公司之董事會暫無計劃發行任何本公司之新股份。

(5) 有關上述通告第5A段、5B段及5C段所載決議方面，載有關於該等決議案之資料之說明函件將連同本公司之二零零二年年報一併寄予股東。

主席報告書

本人欣然向各股東報告，本集團已於二零零二年回顧年度成功實現早前就營業額及溢利水平兩方面作出之承諾。截至二零零二年十二月三十一日止年度的營業額攀升26%，達857,000,000港元（二零零一年：682,000,000港元）。本年度純利上升63%，達98,000,000港元（二零零一年：60,000,000港元）。本集團從三方面（即市場推廣、生產及產品開發）進一步將液晶體顯示器（「液晶體顯示器」）業務作更多元化的發展，因而造就了集團較預算目標更為斐然的整體表現。

單以液晶體顯示器業務計，所錄得的營業額為737,000,000港元（二零零一年：544,000,000港元），增幅逾35%。集團除了傾力加強銷售隊伍，並增強廠房勞動力以提升生產力，從而擴大旗下產品的市場佔有率外，其能幹且幹勁十足的工程隊伍亦與客戶的支援人員締結良好的工作夥伴關係，攜手解決各類技術性問題並設計嶄新的顯示器方案。範例包括近期開發的有機發光顯示器（「OLED」）及同類型的其他互動多媒體顯示器，如超扭曲向列型（「STN」）液晶體顯示器、薄膜電晶體（「TFT」）顯示器模塊等。

本集團已於本年度年結日完成電子消費品業務的精簡工作。往後將不會出現重大之產品開發成本及陳舊存貨撇銷。本人深信，憑藉更審慎的產品發展策略，此項業務定可為本集團的核心液晶體顯示器業務締造增值效益。

管理層討論及分析

業務回顧

液晶體顯示器

年內，液晶體顯示器錄得銷售額737,000,000港元，佔本集團營業額86%。液晶體顯示器的銷售額再創新高，且連續七年均能保持升勢。

本集團液晶體顯示器業務於二零零二年之表現特別出色，這實歸因於集團於過往數年（尤以二零零零年及二零零一年為然）在發掘新客戶及拓展更多項目方面不遺餘力。隨著第三條液晶體顯示器生產線全面投產，廠房主管可自行將具不同要求的客戶的生產訂單分配到三家生產設施，以便達致最佳生產效益、降低製造成本並從而創造最高邊際毛利。信利的理念是透過不同方式提高生產力，此實為集團於本回顧年度在營業額及利潤方面均創下佳績，而且來年的預測增長能達雙位數字的致勝之道。

電子消費產品

電子消費產品的銷售額略跌約13%至120,000,000港元，佔本集團營業額14%。

憑藉多年以來的業務整固，此項業務之營運經已見底，且可望憑藉此穩健基礎而創造增長。

分類資料

按地區分類：

	二零零二年 營業額 千港元	二零零一年 營業額 千港元
中華人民共和國	213,817	170,172
香港	115,948	120,750
南韓	206,426	84,349
日本	143,657	96,349
歐洲	72,370	125,376
其他 *(附註1)*	104,868	85,090
	857,086	682,086

按業務分類：

	二零零二年 營業額 千港元	二零零二年 分類業績 千港元	二零零一年 營業額 千港元	二零零一年 分類業績 千港元
液晶體顯示器產品	737,257	133,694	544,526	75,710
電子消費產品 *(附註2)*	119,829	(13,011)	137,560	4,193
	857,086	120,683	682,086	79,903
銀行存款利息收入		1,289		2,085
未分配之其他收益		14		13
未分配之公司費用		(689)		(1,105)
經營溢利		121,297		80,896

附註：

1. 此項目包括對南北美洲、澳洲、中東、非洲、獨聯體國家及其他亞洲國家之銷售。

2. 電子消費產品分類之經營虧損主要為撇銷遞延發展支出（7,700,000港元）及陳舊存貨撥備（約4,000,000港元）之虧損所致。

流動資金及財政資源

年內，營業額及溢利分別上升26%及63%，因此每股盈利隨之增加約60%。

總資產輕微上升9%至1,253,000,000港元，當中計有544,000,000港元流動資產、701,000,000港元固定資產、8,000,000港元遞延支出及其他長期資產。總負債約為371,000,000港元，當中包括307,000,000港元流動負債及64,000,000港元長期負債。流動比率維持在1.77的水平。

於二零零二年十二月三十一日，未償還之銀行及其他借貸總額(扣除現金及銀行結餘)約為47,000,000港元(二零零一年：147,000,000港元)，該等貸款之利率乃根據現行市場息率而釐定。該等貸款的還款期載於財務報表附註第二十二及二十三項。

本集團穩健的財政狀況足以應付未來的資本擴展需要，其持有高度充盈的現金及銀行結餘(197,000,000港元)，以及足夠的尚未運用銀行備用額。資本負債比率按銀行及其他借貸(經扣除現金及銀行結餘)計算約為5%。

未來三年，將有約450,000,000港元的資本支出會用作購置物業、廠房及設備，此事已獲授權但尚未訂約，預期資金來源主要為內部儲備。

一般事項

於截至二零零二年十二月三十一日止年度，本集團的股本結構並無變動。

本集團現時的訂單數量令人非常鼓舞。

除投資在附屬公司及一家聯營公司外，本集團或本公司於年內概無持有任何重大投資。

年內，固定資產添置(以廠房及機器為主)約為65,000,000港元，而出售重大的固定資產為2,000,000港元(按賬面淨值)。於二零零二年十二月三十一日，本集團已將其賬面總值約8,000,000港元的若干租賃物業及其他資產質押，以作為其銀行備用額的抵押品。

現時約有3,000名工人及僱員受聘於本集團的汕尾工廠，以及約有60名員工受聘於本集團香港辦事處。年內，員工總成本約為97,000,000港元。

除於一般業務過程中向銀行貼現約1,000,000港元的商業票據外，本集團概無任何重大或然負債，且僅須承擔低度滙率波動風險，並已就此妥為作出對沖(如有)。

股息

董事建議就截至二零零二年十二月三十一日止年度派付每股7港仙（二零零一年：4港仙）之末期股息，連同已於二零零二年十月派付的中期股息每股5港仙（二零零一年：4港仙）計算，本年度的股息總額為每股12港仙（二零零一年：8港仙）。

待股東於二零零三年股東大會上批准，本公司將於二零零三年五月二十九日向於二零零三年五月二十日名列於本公司股東名冊之股東派付末期股息。

客戶及供應商

於回顧年度，五大客戶之銷售額佔本集團銷售總額約31%，而最大客戶則佔11%。五大供應商約佔本集團於年內採購總額價值之36%，而最大供應商則佔10%。

據董事所知，於二零零二年十二月三十一日，概無任何持有本公司股本中5%或以上權益之董事、彼等之聯繫人士或任何股東持有前段所述本集團五大客戶及／或五大供應商的任何實益權益。

展望

於二零零三年，本集團的液晶體顯示器業務仍有拓展空間。本集團首季所錄得的銷售額約比二零零二年同期多60%。業務持續創下強勁增長，實有賴集團不斷提升本身生產技術及品質監控系統，包括 Six Sigma 及 TS16949（於二零零三年二月榮獲權威機構 Lloyd's Register Quality Assurance 頒授認證），因而有助集團產品打入汽車業顯示器等新興且飛步發展的市場。

在顯示器產品系列中，全彩色和多媒體顯示器於十年內將脫穎而出。本集團的下一個目標是躍升成為區內的主要供應商，銳意提供切合不同客戶類別所需的產品，從而滿足各行各業的客戶要求。集團經長久時間開發的彩色 STN 液晶體顯示器產品已通過最終客戶的全面測試，並取得令人稱心滿意的效果，而集團已接獲現有買家之大批訂單，特別在用於彩色顯示型流動電話及數碼相機等時尚產品的應用上。

於二零零三年上半年完結前，一個全新的廠房設施即將誕生於本集團之具規模及完備之工業城 — 其為中國首個 OLED 生產設施，而此生產設施可讓信利繼續確立穩固基礎，以開拓新市場。鑑於 OLED 的資金投資成本相對較低，加上經測試後的功能表現優於同類應用的產品，故集團相信如同其同類產品系列 —

TFT 顯示器(廣泛應用於電腦顯示屏及電視機)一樣,OLED 可望再創新猷。本集團將於未來數月與特許權持有人訂立一份 OLED 特許權獲授人協議,並冀望藉著此舉可於二零零四年及此後為本集團的液晶體顯示器業務帶來利好作用。

隨著 TFT 應用產品在電源耗用技術方面取得突破,再加上第三代(「3G」)通訊系統不斷發展,TFT 顯示器將於可見將來仍然為具有商業價值且有利可圖的業務。本集團現正與若干跨國 TFT 面板製造商進行最後磋商,望能就基本元件製成品取得供應。憑藉信利的完備生產設施,集團定可具備優勢,為其客戶提供全方位顯示器方案。

董事及高級管理人員

以下所載為本公司董事及本集團高級管理人員之履歷:

林偉華先生,現年五十歲,本公司之主席兼董事總經理。彼為本集團之創辦人,從事電子業超過二十六年,主要負責制訂本集團之整體策略及業務發展。

黃邦俊先生,現年四十四歲,本公司之執行董事。彼負責本集團之業務運作及對外事務,於一九八七年加入本集團。

張達生先生,現年四十七歲,本公司之執行董事。彼負責銷售本集團之半導體產品及元件。彼於一九八九年加入本集團之前,曾任多間電子公司之營業經理逾十年。

葉祖亭先生,現年四十四歲,獨立非執行董事,並為本集團審核委員會之成員。彼持有美國 Green Bay 威斯康辛大學之理學士學位。葉先生自行在工業界營商。

香啟誠先生,現年五十四歲,獨立非執行董事,並為本集團審核委員會之成員。彼在紡織業擁有豐富經驗。

鍾錦光先生,現年四十五歲,本公司之非執行董事,並為本集團審核委員會的主席。彼為香港執業會計師,並為香港會計師公會資深會員,澳洲註冊會計師,亦為澳門執業會計師公會的委員會成員。鍾先生於會計及財務管理上擁有深厚經驗,並為香港多間上市公司的獨立非執行董事、管理顧問及公司秘書。

張壯稀先生,現年五十一歲。張先生於一九八七年加入本集團,現任 Truly Semiconductors (Europe) GmbH 之總經理,專責向歐洲客戶推廣本集團之液晶體顯示器產品。

吳瑞華先生，現年四十歲，為本集團之財務總監，並為信利半導體有限公司之財務董事。彼畢業於香港大學，並為英國公認會計師公會之會員。吳先生於一九九六年加入本集團，在一間國際會計師行及商界累積逾十五年的工作經驗。

李建華先生，現年三十九歲，本集團之液晶體顯示器生產部主管，並為信利半導體有限公司之執行董事。李先生於一九八七年畢業於吉林工業大學管理學院，後於一九八九年加入本集團。彼於加入本集團之前，曾於中國廣州市一間國際汽車生產商任職約兩年。

主席
林偉華

香港，二零零三年四月十一日

董事會報告書

董事會謹此提呈截至二零零二年十二月三十一日止年度之年報及經審核財務報表。

主要業務

本公司為一家投資控股公司，其附屬公司主要從事製造及銷售液晶體顯示器，各類電子消費產品，包括計算機、傳呼機、MP3播放機及電子元件。

業績及溢利分配

截至二零零二年十二月三十一日止年度的本集團業績載列於第17頁的綜合收益表內。

本公司已於二零零二年十月向股東支付中期股息每股5港仙，合共22,213,000港元。

董事建議向二零零三年五月二十日名列本公司股東名冊的股東派發末期股息每股7港仙，總額約31,098,000港元，並且保留本年度餘下溢利。

股本

本公司之股本於年內之變動情況載於財務報表附註第二十四項。

儲備

本集團及本公司於本年度之儲備變動情況分別載於第20頁之綜合權益變動表及財務報表附註第二十五項。

根據開曼群島法例第二十二章公司法例(經修訂)，本公司之股份溢價可在其公司組織章程細則規限下，用作分派或派發股息予股東，惟於緊隨進行分派或派發股息後，本公司必須仍有能力在正常業務過程中償還到期應付之債項。

物業、廠房及設備

年內，本集團就擴充中華人民共和國廣東省汕尾市之生產力而添置總值約44,329,000港元之廠房及設備，以及總值約15,396,000港元之發展中物業。

本集團年內之物業、廠房及設備之其他變動情況載於財務報表附註第十三項。

董事會報告書

董事
年內及截至本報告書之日期止，董事名單如下：

執行董事：
林偉華
黃邦俊
張達生

非執行董事：
鍾錦光

獨立非執行董事：
葉祖亭
香啟誠

依據本公司組織章程細則第100條及第120條之規定，黃邦俊先生與張達生先生行將告退，惟表示願意膺選連任。

非執行董事與獨立非執行董事須按上述細則輪值告退。

擬於即將舉行之股東週年大會膺選連任之董事概無與本公司或其附屬公司訂立任何本集團不得於一年內免付賠償(法定賠償除外)而予以終止之服務合約。

董事之合約權益
本公司或其任何附屬公司，概無訂立任何本公司董事直接或間接擁有重大權益，並且於本年底或年內任何時間仍然生效之重大合約。

董事之股份權益
根據本公司遵照香港證券(披露權益)條例(「披露權益條例」)第29條所保存之登記名冊所載，於二零零二年十二月三十一日，董事擁有之本公司股份之權益如下：

董事姓名	個人權益 股數
林偉華	211,238,000
黃邦俊	12,000
張達生	282,000

董事會報告書

除上文所披露者及由若干董事以信託形式代本公司或其附屬公司持有附屬公司之若干代理人股份外，於二零零二年十二月三十一日，各董事或其任何聯繫人概無擁有本公司或其任何相聯法團(按披露權益條例之定義)之任何證券權益。

購股權計劃

本公司擁有一項購股權計劃，據此可授予本公司及其任何附屬公司之董事及員工認購本公司股份之購股權。有關本公司購股權計劃之詳情載於財務報表附註30。

授予若干董事及僱員以認購本公司購股權之詳情如下：

姓名	於年初及年終之未行使購股權數目
林偉華	6,900,000
黃邦俊	6,900,000
張達生	6,900,000
	20,700,000
其他	7,300,000
	28,000,000

年內，並無已註銷、失效或已由董事及僱員行使之購股權。

購買股份或債券之安排

除上述披露之購股權計劃外，本公司或其任何附屬公司於年內並無參予任何安排，致使本公司之董事可透過收購本公司或任何其他法人團體之股份或債券而獲得利益，而於二零零二年十二月三十一日，各董事或彼等之配偶或未滿十八歲之子女，概無享有認購本公司證券之權利，亦無於年內行使任何此等權利。

主要股東

除上文所披露之董事權益外，根據本公司遵照公開權益條例第16(1)條所保存之主要股東登記冊所披露，於二零零二年十二月三十一日，本公司並未獲悉任何佔有本公司之已發行股本10%或以上之權益。

董事會報告書

優先購買權

本公司之公司組織章程細則及開曼群島法例均無關於優先購買權之規定。本公司無須按此規定而按現有股東之持股比例發行新股。

買賣或贖回上市證券

本公司或其任何附屬公司於年內概無購買、出售或贖回本公司任何上市股份。

企業監管

本公司在截至二零零二年十二月三十一日止年度內一直遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則各項條文。

捐款

於年內，本集團捐出為數6,589,000港元之慈善及其他捐款。

核數師

在本公司之股東週年大會上將提呈一項決議案，以重新委聘德勤•關黃陳方會計師行連任本公司核數師之職。

承董事會命

主席

林偉華

香港，二零零三年四月十一日

核數師報告書

德勤‧關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓


Deloitte
Touche
Tohmatsu

致信利國際有限公司股東

(於開曼群島註冊成立之有限公司)

本核數師行已完成審核載於第17至51頁按照香港普遍採納之會計原則編製的財務報表。

董事及核數師的個別責任

貴公司之董事須負責編製真實與公平的財務報表。在編製該等財務報表時，董事必須貫徹採用合適的會計政策。

本行的責任是根據本行審核工作的結果，對該等財務報表表達獨立的意見，並向股東作出報告。

意見的基礎

本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作出的重大估計和判斷、所釐定的會計政策是否適合　貴公司及　貴集團的具體情況、及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需的資料及解釋為目標，使本行能獲得充份的憑證，就該等財務報表是否存有重要錯誤陳述，作出合理的確定。在表達意見時，本行亦已衡量該等財務報表所載的資料在整體上是否足夠。本行相信，本行的審核工作已為下列意見建立了合理的基礎。

意見

本行認為上述的財務報表均真實與公平地反映　貴公司及　貴集團於二零零二年十二月三十一日的財政狀況及　貴集團截至該日止年度的溢利和現金流量，並已按照香港公司條例之披露要求而妥善編製。

德勤。關黃陳方會計師行
執業會計師
香港，二零零三年四月十一日

綜合收益表

截至二零零二年十二月三十一日止年度

	附註	二零零二年 千港元	二零零一年 千港元
營業額	四	**857,086**	682,086
銷售成本		**(613,421)**	(494,606)
毛利		**243,665**	187,480
其他經營收入		**10,721**	13,925
分銷成本		**(31,171)**	(27,694)
行政費用		**(101,918)**	(92,815)
經營溢利	六	**121,297**	80,896
財務費用	七	**(10,299)**	(16,305)
應佔一家聯營公司業績		**156**	—
除税前溢利		**111,154**	64,591
税項	十	**(12,941)**	(4,841)
未計少數股東權益前溢利		**98,213**	59,750
少數股東權益		**—**	326
本年度溢利		**98,213**	60,076
股息	十一	**39,983**	43,401
每股盈利	十二		
基本		**22.1港仙**	13.8港仙
攤薄		**21.9港仙**	13.6港仙

綜合資產負債表

於二零零二年十二月三十一日

	附註	二零零二年 千港元	二零零一年 千港元
非流動資產			
物業、廠房及設備	十三	700,713	716,887
無形資產	十四	7,952	12,748
所佔一家聯營公司權益	十六	620	—
應收貸款	十七	—	4,709
		709,285	734,344
流動資產			
存貨	十八	164,387	163,356
應收賬項及其他應收款項	十九	170,696	153,193
應收貸款	十七	11,057	2,390
應收聯營公司款項		1,174	—
銀行結存及現金		196,506	96,490
		543,820	415,429
流動負債			
應付賬項及其他應付款項	二十一	104,894	62,522
税項負債		22,961	20,219
融資租約債務	二十二	31,164	42,217
銀行借貸	二十三	147,623	167,812
		306,642	292,770
流動資產淨額		237,178	122,659
資產總額減去流動負債		946,463	857,003
非流動負債			
融資租約債務	二十二	8,312	33,792
銀行借貸	二十三	56,440	—
		64,752	33,792
少數股東權益		590	590
		882,301	823,801
資本及儲備			
股本	二十四	44,425	44,425
儲備		837,876	779,376
		882,301	823,801

載於第17頁至51頁之財務報表已於二零零三年四月十一日獲董事會批准，並由下列董事代表簽署：

董事
林偉華

董事
黃邦俊

資產負債表

於二零零二年十二月三十一日

	附註	二零零二年 千港元	二零零一年 千港元
非流動資產			
所佔附屬公司權益	十五	314,255	315,659
流動資產			
銀行結存及現金		48	129
流動負債			
應計費用		59	88
信託收據貸款		413	1,212
		472	1,300
流動負債淨額		(424)	(1,171)
		313,831	314,488
資本及儲備			
股本	二十四	44,425	44,425
儲備	二十五	269,406	270,063
		313,831	314,488

董事
林偉華

董事
黃郭俊

綜合權益變動表

截至二零零二年十二月三十一日止年度

	股本	股份溢價	特別儲備	資本贖回儲備	負商譽	外滙儲備	保留溢利	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本集團								
於二零零一年一月一日	43,349	233,287	990	82	996	1,298	509,063	789,065
海外經營業務所產生而未於收益表內確認之外滙差額	—	—	—	—	—	(16)	—	(16)
根據購股權計劃發行股份	1,076	17,001	—	—	—	—	—	18,077
本年度純利	—	—	—	—	—	—	60,076	60,076
已付股息	—	—	—	—	—	—	(43,401)	(43,401)
於二零零二年一月一日	44,425	250,288	990	82	996	1,282	525,738	823,801
海外經營業務所產生而未於收益表內確認之外滙差額	—	—	—	—	—	270	—	270
本年度純利	—	—	—	—	—	—	98,213	98,213
已付股息	—	—	—	—	—	—	(39,983)	(39,983)
於二零零二年十二月三十一日	44,425	250,288	990	82	996	1,552	583,968	882,301

特別儲備乃指所收購附屬公司之股份面值與本公司就收購而發行之股份面值兩者間之差額。

本集團之保留溢利包括本集團一家聯營公司應佔之保留溢利120,000港元(二零零一年：零港元)。

本公司之儲備詳情載於財務報表附註第二十五項。

綜合現金流量表

截至二零零二年十二月三十一日止年度

	二零零二年 千港元	二零零一年 千港元
經營業務		
經營溢利	121,297	80,896
調整：		
利息收入	(1,289)	(2,085)
收購應付一名少數股東款項之收益	—	(4,745)
攤銷遞延發展支出	897	7,218
攤銷無形資產(遞延發展支出除外)	202	139
遞延發展支出減值	—	4,800
撇銷遞延發展支出之虧損	7,708	—
折舊及攤銷物業、廠房及設備	78,722	79,178
出售物業、廠房及設備之虧損	2,353	70
未計營運資金變動前之經營現金流量	209,890	165,471
存貨(增加)減少	(1,031)	32,712
應收賬項及其他應收款項(增加)減少	(17,498)	26,012
應收一家聯營公司款項增加	(1,174)	—
應付賬項及其他應付款項增加(減少)	42,094	(31,050)
重新調整滙率之影響	(901)	133
經營業務所賺取之現金	231,380	193,278
已繳香港利得税	(7,313)	(238)
已繳中國企業所得税	(1,059)	—
已繳海外税項	(1,791)	(2,455)
來自經營業務之淨額現金	221,217	190,585
投資業務		
購買物業、廠房及設備	(64,972)	(102,273)
購置無形資產	(4,011)	(5,999)
墊支貸款	(3,958)	(5,215)
收購一家聯營公司之投資	(500)	—
已收利息	1,284	2,277
出售物業、廠房及設備所得收入	127	193
收購少數股東墊款	—	(55)
投資業務所耗用之淨額現金	(72,030)	(111,072)

綜合現金流量表

截至二〇〇二年十二月三十一日止年度

	二零零二年 千港元	二零零一年 千港元
融資		
新造銀行借貸	545,449	478,140
償還銀行借貸	(501,649)	(555,617)
根據融資租約新造貸款	7,182	78,976
融資租約債務之還款	(43,715)	(41,540)
已付銀行借貸利息	(7,462)	(10,865)
已付融資租約債務之利息	(2,559)	(6,214)
根據購股權計劃發行股份	—	18,077
已付股息	(39,983)	(43,401)
融資所耗用之淨額現金	(42,737)	(82,444)
現金及現金等值項目增加(減少)	106,450	(2,931)
年初之現金及現金等值項目	88,261	91,320
匯率變動之影響	1,115	(128)
年終之現金及現金等值項目	195,826	88,261
現金及現金等值項目之分析		
現金及現金等值項目，按早前呈報	—	(32,455)
重新分類信託貸款及短期銀行貸款之影響	—	120,716
現金及現金等值項目，按重列	—	88,261
即為：		
銀行結存及現金	196,506	96,490
銀行透支	(680)	(8,229)
	195,826	88,261

一、 一般事項

本公司於一九九零年十月十七日在開曼群島根據開曼群島法例第二十二章公司法例（經修訂）註冊成立為一間受豁免公司。本公司為一間公眾有限公司，其股份在香港聯合交易所有限公司（「聯交所」）上市。

本公司乃投資控股公司，其附屬公司主要業務為製造及銷售液晶體顯示器，電子消費產品，包括計算機、傳呼機、MP3 播放機及電子零件。

二、 採納會計實務準則

本集團於本年度首次採納多項由香港會計師公會頒布之全新以及經修訂的會計實務準則（「會計實務準則」）。採納此等會計實務準則令本集團之會計政策出現多項變動。經修訂之會計實務準則載於附註第三項。此外，採納此等會計實務準則令現金流量表之呈報方式有所變動，並須納入權益變動表。上年度之比較數字及披露已經重列，以便令呈報方式一致。

外幣

對會計實務準則第十一號之修訂已令本集團不能再依循以往之政策而選擇按期內之收盤滙率換算海外附屬公司及聯營公司之收益表。該等收益表現時須按平均滙率換算。此項會計政策之變動對本會計期間或過往會計期間之業績並無重大影響。

現金流量表

於本年度，本集團採納了會計實務準則第十五號（經修訂）「現金流量表」。根據會計實務準則第十五號（經修訂），現金流量劃分為三大類－經營業務、投資及融資，而早前則分為五類。已收利息現時歸類為投資現金流量。已付利息及已派股息現時歸類為融資現金流量。所得稅項產生之現金流量歸類為經營活動，惟倘此等現金流量可與投資或融資活動個別劃分則作別論。此外，列作現金及現金等值項目之金額已予修訂而不納入融資性質之短期貸款。海外附屬公司及業務之現金流量已按現金流量當日之適用滙率重新換算，而並非按結算日之滙率換算。現金及現金等值項目經重新界定後，現金流量表所示之比較金額須予重列。

二、 採納會計實務準則 — 續

僱員福利

於本年度，本集團已採納會計實務準則第三十四號「僱員福利」，引述僱員福利之衡量規則，包括退休福利計劃。由於本集團只設有定額供款退休福利計劃，故此採納會計實務準則第三十四號，對本集團於本期間或以往期間之財務報表並無任何重大影響。

三、 主要會計政策

財務報表乃根據歷史成本慣例而編製。

本財務報表依據香港一般採納之會計政策而編製。所採用之主要會計政策如下：

綜合賬目之基準

綜合財務報表包括本公司及其附屬公司每年截至十二月三十一日止之財務報表。

年內收購及出售之附屬公司業績由其個別實際收購日期起或截至出售日期止（適用者）包括在綜合收益表內。

負商譽

負商譽指本集團在收購當日應佔附屬公司或聯營公司可識別資產及負債之公平價值超出收購成本。

二零零一年一月一日之前收購附屬公司而出現之負商譽繼續存入儲備內，並會在出售有關附屬公司時計入收益表內。

二零零一年一月一日之後收購附屬公司而出現之負商譽會以扣減資產方式呈報。倘若負商譽因收購當日之預期會出現虧損或開支而產生，則負商譽將會在該等虧損或開支出現期間內轉撥往收入內。其餘之負商譽會在收購所得且會計算折舊之資產之餘下平均可用年期內，以直線法確認為收入。倘若負商譽超出收購所得並可識別之非貨幣資產之公平總值，則負商譽會即時確認為收入。

收購聯營公司所產生之負商譽自該聯營公司之賬面值中扣除。收購附屬公司所產生之負商譽則於資產負債表中個別呈列為自資產中扣除之項目。

三、 主要會計政策 — 續

附屬公司之投資

附屬公司之投資乃按成本值減去任何已識別之減值虧損，列入本公司之資產負債表內。

聯營公司之權益

綜合收益表納入本集團本年度應佔其聯營公司之收購後業績。在綜合資產負債表內，聯營公司之權益按本集團應佔該聯營公司資產淨值減去任何已認定之減值虧損列賬。

收益確認

貨品之銷售收入乃在貨品已經付運及擁有權已轉移之情況下確認。

利息收入乃根據尚未償還之本金額採用適用利率按時間基準累計。

根據經營租約之物業所得之收入於有關租期內按直線法確認。

物業、廠房及設備及折舊

物業、廠房及設備(發展中物業除外)按成本減折舊及攤銷，與及任何已識別之減值虧損入賬。

其他廠房及設備(發展中物業除外)之折舊乃採用餘額遞減法，按該等資產之估計可使用年期撇銷成本，各項折舊年率如下：

傢具及裝置	15%至50%
設備及機器	15%至40%
汽車	25%至45%

樓宇成本採用直線法按四十年或租約年期之較短者計算折舊。租約土地則採用直線法於餘下之租約年期內予以攤銷。

出售或棄置資產時所產生之收益或虧損，乃該資產之銷售收入與賬面值之差額，並於收益表內確認。

三、 主要會計政策 — 續

發展中物業

用作生產之發展中土地及樓宇均以成本值經扣減可識別之減值虧損後入賬。當此等資產可作原訂用途時，將與物業、廠房及設備內之其他物業資產以相同基準折舊。

遞延發展支出

研究活動之支出於發生之年度內在收益表內扣除。

發展支出帶來內部產生之無形資產在已界定清楚之項目之發展成本預計可透過將來商業活動而得回時方予以確認。是項資產將於可使用年期內按每年25%攤銷。

凡未有任何內部產生之無形資產可予以確認時，發展支出會於發生之期間內確認為支出。

商標及技術知識

商標註冊所需成本及取得技術知識所需支出會撥作資本，並按其估計可用年期採用直線法按每年20%至25%攤銷。

減值

本集團會於每個結算日審閱其有形資產及無形資產之賬面值，判斷是否有跡象顯示該等資產蒙受任何減值虧損。倘若估計資產之可收回金額低於其賬面值，則資產賬面值須減低至其可收回金額。減值虧損會即時確認為支出。

凡減值虧損其後出現逆轉，則資產賬面值須調升至經修訂之估計可收回金額，惟該調升之賬面值不得超逾假設以往年度並無確認任何資產減值虧損而釐定之賬面值。減值虧損逆轉以收入即時確認。

存貨

存貨以成本及可變現淨值兩者之較低值入賬。成本以先入先出法計算。可變現淨值指估計售價減去估計完成所需成本及估計銷售所需成本。

三、 主要會計政策 — 續

稅項

稅項支出乃根據本年度業績計算，並就毋須課稅或不獲扣稅之項目作出調整。由於在報稅上確認之收支項目之會計期間與在財務報表上確認之會計期間有所不同，因而出現時差。採用負債法計算之時差稅務影響在財務報表上確認為遞延稅項，但僅以可能於可預見將來實現之負債或資產為限。

租賃資產

凡租約之條款基本上將擁有權之全部風險及回報轉由本集團承擔者，即歸類為融資租約。根據融資租約持有之資產，一概按其於租用當日之公平價值撥作資本。對租賃者之相應債務（扣除利息費用）乃於資產負債表內列作融資租約債務。融資費用乃租賃承擔總額與所購入資產公平價值之差額，於有關租約期內自收益表中扣除，以計出一項每個會計期間債務結餘之固定分期支出。

其他租約全部列作經營租約，而應繳或應收之租金則按直線法於個別租約期內計入收益表或從中扣除。

外幣

以港元以外之貨幣結算之交易已按交易日之匯率換算。以港元以外之貨幣為結算單位之貨幣資產及負債則按結算日之匯率換算。滙兑損益撥入期內之純利或虧損淨額。

於綜合賬目時，本集團海外業務之資產與負債按結算日之適用滙率換算。收入及開支項目按期內之平均滙率換算。所產生之滙兑差額（如有）歸類為股本及轉撥至本集團之換算儲備。此等換算差額乃於出售業務之期間內確認為收入或開支。

退休福利計劃

就定額供款退休福利計劃作出之款項於到期日列為開支扣除。

四、 營業額

營業額指本年度銷售貨品之收訖及應收之款項淨額，其分析如下：

	二零零二年 千港元	二零零一年 千港元
銷售液晶體顯示器產品	**737,257**	544,526
銷售電子消費產品	**119,829**	137,560
	857,086	682,086

五、 業務及地區分類

業務分類

就管理目的而言，本集團目前經營兩大業務 — 液晶體顯示器（「液晶體顯示器」）產品與電子消費產品，本集團以此等分類作為呈報其主要分類資料之基準。

主要業務如下：

液晶體顯示器產品 — 製造及分銷液晶體顯示器產品

電子消費產品 — 製造及分銷電子消費產品

以下是此等業務之分類資料：

二零零二年

	液晶體顯示器產品 千港元	電子消費產品 千港元	對銷 千港元	綜合 千港元
收益				
外銷	737,257	119,829	—	857,086
分類業務之間之銷售	1,070	—	(1,070)	—
總收益	738,327	119,829	(1,070)	857,086

分類業務之間之銷售按成本值進行。

五、 業務及地區分類 — 續

二零零二年

	液晶體顯示器產品	電子消費產品	對銷	綜合
	千港元	千港元	千港元	千港元
業績				
分類業績	133,694	(13,011)	—	120,683
銀行存款利息收入				1,289
未分配之其他收益				14
未分配之公司費用				(689)
經營溢利				121,297
分類財務費用	(6,417)	—	—	(6,417)
未分配之財務費用				(3,882)
應佔一家聯營公司溢利	—	156	—	156
除稅前溢利				111,154
稅項	(11,012)	(1,929)	—	(12,941)
未計少數股東權益前溢利				98,213
少數股東權益				—
本年度溢利				98,213

資產負債表

	液晶體顯示器產品	電子消費產品	綜合
	千港元	千港元	千港元
資產			
分類資產	722,067	530,370	1,252,437
所佔一家聯營公司之權益	—	620	620
未分配之公司資產			48
綜合資產總額			1,253,105
負債			
分類負債	240,399	47,038	287,437
未分配之公司負債			83,957
綜合負債總額			371,394

五、 業務及地區分類—續

二零零二年

其他資料

	液晶體顯示器產品 千港元	電子消費產品 千港元	綜合 千港元
增加資本	35,420	33,563	68,983
折舊及攤銷	52,768	27,053	79,821
撇銷遞延發展支出虧損	—	7,708	7,708

二零零一年

	液晶體顯示器產品 千港元	電子消費產品 千港元	對銷 千港元	綜合 千港元
收益				
外銷	544,526	137,560	—	682,086
分類業務之間之銷售	1,166	—	(1,166)	—
總收益	545,692	137,560	(1,166)	682,086

分類業務之間之銷售按成本值進行。

	液晶體顯示器產品 千港元	電子消費產品 千港元	對銷 千港元	綜合 千港元
業績				
分類業績	75,710	4,193	—	79,903
銀行存款利息收入				2,085
未分配之其他收益				13
未分配之公司費用				(1,105)
經營溢利				80,896
分類財務費用	(13,703)	—	—	(13,703)
未分配之財務費用				(2,602)
除稅前溢利				64,591
稅項	(3,789)	(1,052)	—	(4,841)
未計少數股東權益前溢利				59,750
少數股東權益				326
本年度溢利				60,076

五、 業務及地區分類 — 續

二零零一年

資產負債表

	液晶體顯示器產品 千港元	電子消費產品 千港元	綜合 千港元
資產			
分類資產	593,563	551,372	1,144,935
未分配之公司資產			4,838
綜合資產總額			1,149,773
負債			
分類負債	202,945	60,719	263,664
未分配之公司負債			62,898
綜合負債總額			326,562

其他資料

	液晶體顯示器產品 千港元	電子消費產品 千港元	綜合 千港元
增加資本	80,604	27,668	108,272
折舊及攤銷	59,853	26,682	86,535
減值虧損確認為開支	—	4,800	4,800

五、 業務及地區分類 — 續

按地區分類

本集團之營業額按地區分類之分析如下：

	按地區分類之收益	
	二零零二年	二零零一年
	千港元	千港元
中華人民共和國（「中國」）	**213,817**	170,172
歐洲	**72,370**	125,376
香港	**115,948**	120,750
日本	**143,657**	96,349
南韓	**206,426**	84,349
其他	**104,868**	85,090
	857,086	682,086

以下是按資產所在地區分析之分類資產賬面值以及添置之物業、廠房及設備以及無形資產：

	分類資產賬面值		物業、廠房及設備以及無形資產之添置	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千港元	千港元	**千港元**	千港元
中國	**839,141**	821,532	**63,392**	89,972
香港	**393,471**	304,011	**5,133**	17,489
歐洲	**8,909**	14,002	**300**	147
其他	**11,584**	10,228	**158**	664
	1,253,105	1,149,773	**68,983**	108,272

六、 經營溢利

	二零零二年 千港元	二零零一年 千港元
經營溢利已扣除(撥回)：		
折舊及攤銷：		
自置資產	61,038	58,803
根據融資租約持有之資產	17,684	20,375
	78,722	79,178
僱員成本(包括董事酬金)		
薪金及其他福利	98,258	86,403
退休福利計劃供款	2,507	1,125
減：資本化為遞延發展支出之金額	(3,715)	(5,578)
	97,050	81,950
遞延發展支出之攤銷(計入銷售成本)	897	7,218
無形資產(遞延發展支出除外)之攤銷	202	139
核數師酬金	1,021	1,117
收購欠付一名少數股東款項之收益	—	(4,745)
遞延發展支出之減值(計入行政支出)	—	4,800
銀行存款利息收入	(1,289)	(2,085)
出售物業、廠房及設備之虧損	2,353	70
撇銷遞延發展支出之虧損	7,708	—
外滙收益淨額	(3,879)	(1,359)
經營租約租金收入淨額 (扣除零港元(二零零一年：零港元)之小額支銷)	(450)	(503)
經營租約租金來自		
一租賃物業	1,860	1,338
一其他設備	389	245

七、 財務費用

	二零零二年 千港元	二零零一年 千港元
利息：		
須於五年內全部償還之銀行借貸	7,844	7,552
融資租約	2,455	8,753
	10,299	16,305

八、 董事酬金

	二零零二年 千港元	二零零一年 千港元
董事袍金：		
執行	—	—
非執行	50	50
獨立非執行	40	40
支付予執行董事之其他酬金：		
薪金及其他福利	5,104	5,718
與業績掛鉤之獎金	8,596	12,282
退休福利計劃供款	72	72
	13,862	18,162

年內已資本化為遞延發展支出之董事酬金達零港元（二零零一年：2,276,000港元）。

董事酬金之金額介乎：

	二零零二年 董事數目	二零零一年 董事數目
零港元至1,000,000港元	3	3
1,500,001港元至2,000,000港元	1	—
2,000,001港元至2,500,000港元	1	1
2,500,001港元至3,000,000港元	—	1
9,500,001港元至10,000,000港元	1	—
13,000,001港元至13,500,000港元	—	1

九、 僱員酬金

本集團五名最高薪酬人士包括三名本公司之董事(二零零一年：三名)，其酬金詳情已載於上述附註第八項。其餘兩名僱員(二零零一年：兩名)之酬金如下：

	二零零二年 千港元	二零零一年 千港元
薪金及其他福利	1,980	2,276
與業績掛鉤之獎金	2,000	—
退休福利計劃供款	36	36
	4,016	2,312

有關僱員酬金之金額介乎：

	二零零二年 僱員數目	二零零一年 僱員數目
1,000,001港元至1,500,000港元	1	2
2,500,001港元至3,000,000港元	1	—

十、 稅項

	二零零二年 千港元	二零零一年 千港元
稅項支出包括：		
香港利得稅		
— 本年度撥備	11,389	5,258
— 以往年度超額撥備	(58)	(2,780)
海外稅項	1,574	2,363
應佔一家聯營公司業績稅項	36	—
	12,941	4,841

香港利得稅乃根據年內之估計應課稅溢利按16%之稅率計算。

十、 稅項－續

根據中國相關法律及規例，本公司其中一家中國附屬公司信利半導體有限公司有權於首個獲利之營運年度起計首兩年獲豁免中國企業所得稅，並於其後三年享有中國企業所得稅50%寬減。該公司首個獲利年度為截至二零零一年十二月三十一日止年度。由於其他中國附屬公司於本年度並無應課稅溢利，故並無就該等公司作出中國企業所得稅撥備。

海外稅項乃根據各個別司法權區適用之稅率計算。

有關本年度尚未撥備之潛在遞延稅項支出之詳情載於附註第二十六項。

十一、 股息

	二零零二年 千港元	二零零一年 千港元
建議派發截至二零零一年十二月三十一日止年度末期股息每股4港仙(二零零零年：6港仙)	17,770	26,009
已派發截至二零零二年十二月三十一日止年度中期股息每股5港仙(二零零一年：4港仙)	22,213	17,392
	39,983	43,401

截至二零零二年十二月三十一日止年度之末期股息每股7港仙由董事會建議，並須經由股東於來屆股東週年大會上批准。

十二、 每股盈利

每股基本盈利及每股攤薄盈利乃根據下列數據計算：

	二零零二年 千港元	二零零一年 千港元
用作計算每股基本盈利及每股攤薄盈利之盈利	98,213	60,076

十二、 每股盈利－續

	二零零二年 股數	二零零一年 股數
用作計算每股基本盈利之 加權平均普通股數目	444,259,527	435,960,078
受購股權潛在攤薄之普通股數目	3,756,804	5,817,800
用作計算每股攤薄盈利之 加權平均普通股數目	448,016,331	441,777,878

十三、 物業、廠房及設備

	發展中物業 千港元	土地及樓宇 千港元	傢俬及裝置 千港元	廠房及機器 千港元	汽車 千港元	總額 千港元
本集團						
成本						
於二零零二年一月一日	30,260	332,016	53,490	765,832	9,910	1,191,508
貨幣調整	—	—	153	1	4	158
添置	15,396	1,939	2,443	44,329	865	64,972
出售	—	—	(462)	(16,247)	(204)	(16,913)
於二零零二年 十二月三十一日	45,656	333,955	55,624	793,915	10,575	1,239,725
折舊及攤銷						
於二零零二年一月一日	—	46,648	29,955	391,296	6,722	474,621
貨幣調整	—	—	99	—	3	102
本年度撥備	—	9,764	3,925	63,794	1,239	78,722
出售後對銷	—	—	(285)	(13,944)	(204)	(14,433)
於二零零二年 十二月三十一日	—	56,412	33,694	441,146	7,760	539,012
賬面淨值						
於二零零二年 十二月三十一日	45,656	277,543	21,930	352,769	2,815	700,713
於二零零一年 十二月三十一日	30,260	285,368	23,535	374,536	3,188	716,887

十三、 物業、廠房及設備－續

	本集團	
	二零零二年	二零零一年
	千港元	千港元
上述本集團物業權益之賬面淨值包括：		
根據中期租約在香港持有之租賃物業	**8,479**	8,733
根據中期租約在中國持有之租賃物業	**269,064**	276,635
	277,543	285,368
根據中期租約在中國持有之發展中物業	**45,656**	30,260
	323,199	315,628

廠房及機器賬面淨值包括根據融資租約而持有的一筆為數100,208,000港元（二零零一年：119,123,000港元）的資產。

十四、 無形資產

	遞延發展支出	技術知識	商標	總額
	千港元	千港元	千港元	千港元
本集團				
成本				
於二零零二年一月一日	102,539	1,610	2,125	106,274
增加	3,715	—	296	4,011
年內撇銷	(87,802)	(1,610)	—	(89,412)
於二零零二年十二月三十一日	18,452	—	2,421	20,873
攤銷				
於二零零二年一月一日	90,242	1,610	1,674	93,526
本年度撥備	897	—	202	1,099
撇銷時沖銷	(80,094)	(1,610)	—	(81,704)
於二零零二年十二月三十一日	11,045	—	1,876	12,921
賬面淨值				
於二零零二年十二月三十一日	7,407	—	545	7,952
於二零零一年十二月三十一日	12,297	—	451	12,748

十五、 所佔附屬公司權益

	本公司	
	二零零二年 千港元	二零零一年 千港元
非上市投資(按成本值)	64,002	64,002
附屬公司欠款	250,253	251,657
	314,255	315,659

董事確認，該筆附屬公司欠款為無擔保，免息並毋須於明年內償還，因此列作非流動資產。

各附屬公司於二零零二年十二月三十一日之詳情載於附註第三十三項。

十六、 所佔聯營公司權益

	本集團	
	二零零二年 千港元	二零零一年 千港元
應佔淨資產	620	—

該聯營公司於二零零二年十二月三十一日之詳情如下：

聯營公司名稱	經營架構形式	註冊成立所在國家	主要經營地點	所持股份類別	本集團持有之已發行股本百分比	主要業務
Fast Clean (Korea) Ltd.	註冊為法團	南韓	南韓	普通股	50%	電動消費產品貿易

十七、 應收貸款

	本集團	
	二零零二年 千港元	二零零一年 千港元
附息（*附註a*）	2,835	2,825
不附息（*附註b*）	8,222	4,274
	11,057	7,099
減：列於流動資產一年內到期應收款項	(11,057)	(2,390)
一年後之應收款項	—	4,709

附註：

a. 該筆貸款為無擔保，按年利率7厘計息並須於二零零三年十月三十日前償還。

b. 該筆不計息貸款為無擔保並須於二零零三年償還。

十八、 存貨

	本集團	
	二零零二年 千港元	二零零一年 千港元
原材料	45,825	49,582
在製品	77,156	77,246
製成品	41,406	36,528
	164,387	163,356

上述包括價值2,393,000港元（二零零一年：4,585,000港元）的在製品及價值1,610,000港元（二零零一年：2,527,000港元）的製成品，均以可變現淨值列賬。

十九、 應收賬項及其他應收款項

本集團之政策為給予其貿易客戶平均30至90天的信貸期。

	本集團 二零零二年 千港元	本集團 二零零一年 千港元
應收賬項賬齡分析：		
60天以內	96,012	74,736
61至90天	18,743	13,535
90天以上	16,627	15,172
	131,382	103,443
其他應收款項、按金及預付款	39,314	49,750
	170,696	153,193

二十、 貸款予行政人員

應收賬項及其他應收款項中包括給予行政人員的貸款，根據香港公司條例第161B條須予披露的貸款資料如下：

行政人員	貸款之條款	二零零二年十二月三十一日 結欠 港元	二零零二年一月一日 結欠 港元	年內最高 結欠 港元
潘秋強（技術經理）	無抵押、免息及須應要求償還	—	600,000	600,000
吳瑞華（公司秘書）	無抵押、免息及須應要求償還	—	958,000	958,000

二十一、應付賬項及其他應付款項

	本集團	
	二零零二年 千港元	二零零一年 千港元
應付賬項賬齡分析：		
60天以內	66,724	26,765
61至90天	9,532	9,035
90天以上	8,427	4,722
	84,683	40,522
其他應付款項及應計費用	20,211	22,000
	104,894	62,522

二十二、融資租約債務

	最低租金		最低租金現值	
	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元
一年內	32,415	45,521	31,164	42,217
第二至五年內 （包括首尾兩年在內）	8,539	34,985	8,312	33,792
	40,954	80,506		
減：未來融資費用	(1,478)	(4,497)		
租約債務現值	39,476	76,009	39,476	76,009
減：流動負債中一年內到期清還之款額			(31,164)	(42,217)
一年後到期清還之款額			8,312	33,792

本集團有政策將若干裝置及設備作融資租約。平均租期為二至四年，並於立約當日釐定有關利率。所有租約均屬定期還款性質，及並無作出或然租金付款安排。

二十三、銀行借貸

	本集團	
	二零零二年 千港元	二零零一年 千港元
銀行貸款	79,578	60,650
信託收據貸款	119,485	96,773
銀行透支	680	8,229
按揭貸款	4,320	2,160
	204,063	167,812
有抵押	4,320	2,160
無抵押	199,743	165,652
	204,063	167,812
銀行貸款之到期日資料如下：		
於催繳時或於一年內	147,623	167,812
一年後但於兩年內	28,940	—
兩年後但於五年內	27,500	—
	204,063	167,812
減：列於流動負債項下之一年內到期款項	(147,623)	(167,812)
	56,440	—

二十四、股本

	二零零二年 股數	二零零一年 股數	二零零二年 千港元	二零零一年 千港元
每股面值0.1港元之普通股				
法定：				
於十二月三十一日	500,000,000	500,000,000	50,000	50,000
已發行及繳足：				
於一月一日	444,259,527	433,499,527	44,425	43,349
根據購股權計劃發行股份	—	10,760,000	—	1,076
於十二月三十一日	444,259,527	444,259,527	44,425	44,425

二十五、儲備

	股份溢價 千港元	特別儲備 千港元	資本 贖回儲備 千港元	保留溢利 千港元	總額 千港元
本公司					
於二零零一年一月一日	233,287	17,409	82	1,779	252,557
根據購股權計劃發行股份	17,001	—	—	—	17,001
本年度溢利	—	—	—	43,906	43,906
已付股息	—	—	—	(43,401)	(43,401)
於二零零二年一月一日	250,288	17,409	82	2,284	270,063
本年度溢利	—	—	—	39,326	39,326
已付股息	—	—	—	(39,983)	(39,983)
於二零零二年十二月三十一日	250,288	17,409	82	1,627	269,406

本公司之特別儲備為本公司所收購附屬公司之基本資產於本公司收購此等公司之股份當日之賬面值，與作為收購代價所發行之本公司股份面值兩者間之差額。

根據適用之開曼群島法例，在符合本公司組織章程大綱或細則規定之前提下，可自本公司之股份溢價，支付分派或股息予股東，惟於緊隨支付分派或股息後，本公司必須仍有能力償還其日常業務過程中之到期債項。董事認為，本公司於結算日可供分派予股東之儲備為269,324,000港元（二零零一年：269,981,000港元）。

二十六、未經撥備之遞延税項

於結算日，未經撥備之遞延税項負債(資產)之主要組成部份如下：

	本集團	
	二零零二年 千港元	二零零一年 千港元
由時差引致之税務影響：		
課税減免超出折舊	21,080	21,067
税務虧損	(1,670)	(2,488)
其他時差	640	1,006
	20,050	19,585

財務報表上並無確認在年內因出現時差而產生之遞延税項撥備，因董事認為在考慮本集團之中期財務計劃及預測後，預期之潛在遞延税項負債不會於可預見將來有所逆轉。此外，董事預期本集團將具有以下資本開支：

	本集團	
	二零零二年 千港元	二零零一年 千港元
未來三年就購置物業、廠房及設備之資本開支 (已批准但未訂約)	450,000	400,000

以下為本年度未經撥備之遞延税項(撥回)支出金額：

	本集團	
	二零零二年 千港元	二零零一年 千港元
課税減免及折舊之超額	13	1,478
已使用之税務虧損	818	16
其他時差	(366)	(1,709)
	465	(215)

於本年度或結算日，本公司並無任何重大之未經撥備遞延税項。

二十七、或然負債

	本集團	
	二零零二年	二零零一年
	千港元	千港元
附有追索權之出口貼現票據	**1,002**	1,151

	本公司	
	二零零二年	二零零一年
	千港元	千港元
就附屬公司所動用之銀行融資向銀行提供之擔保	**203,650**	166,600

二十八、經營租約承擔

於結算日，本集團在不可撤銷經營租約下之未來最低租約付款承擔之到期日如下：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
一年內	**1,380**	1,073
第二至五年內（包括首尾兩年在內）	**918**	309
	2,298	1,382

經營租約指本集團就其若干辦公室物業而應付之租金。平均協定租期為兩年，並為固定租金。

二十九、資本承擔

	本集團	
	二零零二年	二零零一年
	千港元	千港元
就下列各項已訂約但未在財務報表中撥備之資本支出：		
土地及樓宇	2,265	1,403
廠房及設備	70,209	3,902
	72,474	5,305

三十、購股權計劃

根據本公司按照於一九九一年七月十一日通過普通決議案所採納之購股權計劃（「舊計劃」），本公司董事會可授出購股權予合資格僱員（包括本公司及其附屬公司之執行董事）以認購本公司股份。根據於二零零一年五月二十二日通過之特別決議案，本公司已終止舊計劃並採納新購股權計劃（「該計劃」）。

於二零零二年十二月三十一日，該計劃項下之尚未行使購股權所涉及之股份數目為28,000,000股（二零零一年：28,000,000股），佔本公司於該日之已發行股份6.3%（二零零一年：6.3%）。

該計劃旨在鼓勵本集團之僱員，並讓彼等參與本公司之增長。根據該計劃可予授出之購股權所涉及之股份數目，最高不得超過本公司不時已發行股本10%。可授予任何個別人士之購股權所涉及之股份數目，最高不得超過當時根據該計劃已發行及可發行之股份總數25%。任何根據該計劃條款接納所獲授購股權之參與者須於購股權授予參與者當日起計30日內以代價形式向本公司支付1.00港元。購股權可自授出日期起隨時行使，直至二零一一年五月二十一日止。該計劃之年期為10年，並將於二零一一年五月二十二日屆滿。

董事注意到，聯交所於二零零一年八月二十三日發出一項公佈，當中引述聯交所證券上市規則（「上市規則」）第十七章（股本證券 — 股份計劃）之若干修訂，而該等修訂已自二零零一年九月一日起生效。

三十、 購股權計劃 — 續

於二零零一年九月一日前，行使價乃由本公司董事釐定，且不得低於股份在緊接購股權授出日期前五個交易日在聯交所之平均收市價80%或股份面值兩者中較高者。自二零零一年九月一日起，行使價乃由本公司董事釐定，且將不會低於本公司股份於授出日期之收市價及股份於緊接授出日期前五個營業日之平均收市價兩者中較高者。

由於現有計劃不再符合上市規則規管購股權計劃之經修訂規則，因此自二零零一年九月一日起，概不得根據該計劃進一步授出購股權，惟符合上市規則之經修訂第十七章而授出者則除外。儘管如此，早前根據該計劃授出之購股權仍可根據該計劃予以行使。

下表披露僱員(包括董事)所持本公司購股權之詳情及年內所持購股權之變動情況。

二零零二年

授出日期	行使期間	行使價 港元	於二零零二年一月一日之結餘	年內授出	年內行使	年內失效	於二零零二年十二月三十一日之結餘
董事：							
二零零一年七月十六日	二零零一年七月十七日至二零一一年五月二十一日	2.196	20,700,000	—	—	—	20,700,000
僱員：							
二零零一年七月十六日	二零零一年七月十七日至二零一一年五月二十一日	2.196	7,300,000	—	—	—	7,300,000
			28,000,000	—	—	—	28,000,000

三十、購股權計劃－續

二零零一年

授出日期	行使期間	行使價 港元	於二零零一年 一月一日 之結餘	年內授出	年內行使 （附註）	年內失效	於二零零一年 十二月三十一日 之結餘
董事：							
一九九六年 七月二十三日	一九九六年十月二十三日至 二零零一年十月二十三日	1.680	9,950,000	—	(9,950,000)	—	—
一九九九年 七月二十六日	一九九九年十月二十六日至 二零零一年七月十日	1.864	3,775,000	—	—	(3,775,000)	—
二零零一年 一月五日	二零零一年四月六日 至二零零一年七月十日	2.412	—	14,700,000	—	(14,700,000)	—
二零零一年 七月十六日	二零零一年七月十七日至 二零一一年五月二十一日	2.196	—	20,700,000	—	—	20,700,000
僱員：							
一九九六年 七月二十三日	一九九六年十月二十三日 至二零零一年十月二十三日	1.680	3,610,000	—	(810,000)	(2,800,000)	—
一九九九年 七月二十六日	一九九九年十月二十六日至 二零零一年七月十日	1.864	4,225,000	—	—	(4,225,000)	—
二零零一年 一月五日	二零零一年四月六日至 二零零一年七月十日	2.412	—	5,300,000	—	(5,300,000)	—
二零零一年 七月十六日	二零零一年七月十七日至 二零一一年五月二十一日	2.196	—	7,300,000	—	—	7,300,000
			21,560,000	48,000,000	(10,760,000)	(30,800,000)	28,000,000

附註： 購股權已於二零零一年一月及由六月至十月行使。股份於行使日期之市價介乎1.65港元至3.35港元。

三十一、退休福利計劃

本集團之全體香港僱員均須參加強制性公積金計劃。本集團須作出5%供款，而僱員亦須向該計劃作出其薪酬5%之供款。

根據中國有關法律及規例，中國附屬公司須向國家管理退休福利計劃作出相等於其僱員薪酬若干百分比之供款。本集團就退休福利計劃所負之責任僅為向該計劃作出所須供款。

年內，退休福利計劃之供款為2,507,000港元（二零零一年：1,125,000港元）。

三十二、資產抵押

於二零零二年十二月三十一日，本集團將賬面總值為8,230,000港元（二零零一年：8,477,000港元）之若干租賃物業及其他物業、廠房及設備，提供予銀行作為取得本公司之附屬公司之銀行融資之抵押。

三十三、主要附屬公司資料

附屬公司名稱	註冊成立或登記／營業地點	已發行及繳足普通股股本面值／註冊資本	本集團持有比例所佔股權 直接	本集團持有比例所佔股權 間接	主要業務
潔齒亮有限公司	香港	100港元	—	60%	電動牙刷貿易
信利電子有限公司	香港	1,000,010港元	100%	—	電子計算機貿易
信利電器有限公司	香港	100港元	—	60%	不活躍
信利環球通訊科技有限公司	香港	100港元	—	94%	不活躍
信利工業有限公司	香港	872,894港元	—	100%	電子元件貿易
Truly Semiconductors (Europe) GmbH	德國	50,000馬克	—	100%	液晶體顯示器產品貿易
信利半導體有限公司	香港	1,000港元	—	100%	液晶體顯示器產品貿易
信利電訊有限公司	香港	1,000港元	—	100%	傳呼機貿易
Truly (USA) Inc.	美國	20,000美元	100%	—	推銷電子計算機
信利電子有限公司*	中國	人民幣226,456,216元	—	100%	製造電子計算機及傳呼機
信利半導體有限公司*	中國	人民幣192,411,681元	—	100%	製造液晶體顯示器產品

三十三、主要附屬公司資料－續

附屬公司名稱	註冊成立或登記／營業地點	已發行及繳足普通股股本面值／註冊資本	本集團應佔股權 直接	本集團應佔股權 間接	主要業務
汕尾市信益房地產開發有限公司*	中國	人民幣24,323,788元	—	100%	持有物業
潔齒亮（汕尾）有限公司#（前稱「信利電器（廣東）有限公司」）	中國	人民幣8,265,100元	—	60%	製造電動牙刷

* 外商獨資企業

\# 中外合資企業

於二零零二年十二月三十一日或年內任何時間，各附屬公司均無任何未償還借入資本。

財務資料概要

截至二零零二年十二月三十一日止年度

業績

	截至十二月三十一日止年度				
	一九九八年 千港元	一九九九年 千港元	二零零零年 千港元	二零零一年 千港元	**二零零二年 千港元**
營業額	540,225	495,545	712,496	682,086	**857,086**
銷售成本	(377,424)	(329,792)	(506,578)	(494,606)	**(613,421)**
毛利	162,801	165,753	205,918	187,480	**243,665**
其他經營收入	5,420	5,274	11,143	13,925	**10,721**
分銷成本	(21,358)	(34,686)	(38,220)	(27,694)	**(31,171)**
行政費用	(64,768)	(67,378)	(80,043)	(92,815)	**(101,918)**
經營溢利	82,095	68,963	98,798	80,896	**121,297**
出售土地及樓宇收益	—	12,145	—	—	**—**
財務費用	(23,351)	(12,846)	(14,726)	(16,305)	**(10,299)**
應佔一家聯營公司業績	—	—	—	—	**156**
除税前溢利	58,744	68,262	84,072	64,591	**111,154**
税項	(3,027)	(5,222)	(3,684)	(4,841)	**(12,941)**
未計少數股東權益前溢利	55,717	63,040	80,388	59,750	**98,213**
少數股東權益	49	35	31	326	**—**
本年度溢利	55,766	63,075	80,419	60,076	**98,213**

資產及負債

	於十二月三十一日				
	一九九八年 千港元	一九九九年 千港元	二零零零年 千港元	二零零一年 千港元	**二零零二年 千港元**
資產總額	948,669	980,908	1,189,559	1,149,773	**1,253,105**
負債總額	(256,339)	(237,931)	(400,758)	(326,562)	**(371,394)**
少數股東權益	199	233	264	590	**590**
股東資金	692,529	743,210	789,065	823,801	**882,301**